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BIOVAIL CORPORATION
2003 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES

(Please see also Biovail Corporation's 2003 Annual Report containing
Consolidated Financial Statements and Management's Discussion and Analysis
prepared in accordance with U.S. generally accepted accounting principles.)

BIOVAIL CORPORATION
2003 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES

TABLE OF CONTENTS

        All dollar amounts in this report are expressed in U.S. dollars.

        As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms, as well as references to "Biovail" or the "Company", mean Biovail Corporation together with its subsidiaries.

        The following words and logos are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: Ativan®, Attenade™, Biovail®, Cardizem®, CEFORM™, Fastab™, FlashDose®, Glumetza™, Isordil®, Ralivia™, Shearform™, Smartcoat™, Tiazac®, Teveten®, Vasotec® and Vaseretic®.

        Wellbutrin®, Wellbutrin SR®, Wellbutrin XL™, Zovirax® and Zyban® are trademarks of the "GlaxoSmithKline Group of Companies" and are used by the Company under license.

        All other trademarks mentioned in this report, which are not the property of the Company, are owned by their respective holders and may be licensed to the Company in certain markets.

BIOVAIL CORPORATION

2003 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES

LETTER TO SHAREHOLDERS

        Since inception, Biovail's goal has been to become a fully integrated pharmaceutical company with a significant, internally directed, North American sales and marketing capability. Over the past 10 years, Biovail has evolved from a research-driven developer of pharmaceutical products utilizing novel drug delivery technologies to an integrated company capable of developing, manufacturing, distributing and detailing its products directly to physicians in Canada and, more recently, in the U.S.

        During 2003, important decisions were made to strengthen Biovail's U.S. pharmaceutical business. These investments included the hiring of a new executive team to manage Biovail's presence in the U.S. marketplace. These investments also included integrating critical product development functions and commercial operations in Bridgewater, New Jersey, investing in the expansion of our manufacturing capacities, strengthening our sales force and investing in the promotion of our key products, including Cardizem LA, which was launched in April 2003.

        These necessary investments have better positioned Biovail in the U.S. market; however, these investments impacted Biovail's short-term financial performance. The challenges Biovail faced in 2003 are recognized as those that any progressive, growing company must address as it turns the corner towards full integration and sustainable profitability. Biovail today is stronger as a company because of the necessary and targeted investments made throughout 2003 and that will continue to be made in 2004. The benefits from these investments are already visible and reflected in recent prescription trends for our key promoted products and in the attainment of numerous pipeline milestones.

        During 2003, Biovail launched a record four major new products in the U.S.: Cardizem LA, Teveten HCT, Zovirax Cream and, through GSK, Wellbutrin XL. This required our manufacturing operations to increase capacity to meet demand. It also required an aggressive investment in an expansion of our U.S. sales and marketing operations. The investment in our U.S. pharmaceutical business is a critical component in optimizing the potential of Biovail's in-market products, as well as the numerous pipeline products to be launched in future years.

        It was also an excellent year in terms of product development. In 2003, Biovail received an unprecedented number of NDA approvals, completed numerous late-stage clinical programs and added over 10 new developmental programs to our pipeline. At the same time, we integrated our sales and marketing operations with select R&D functions, an initiative with clear long-term advantages.

        These vital infrastructure enhancements are complemented by the hiring of key senior executives who will play critical roles in the U.S. sales growth of our existing portfolio, as well as in the successful development and launch of our pipeline products.

        Today, Biovail is moving forward. During the first four months of 2004, Biovail submitted two NDAs and received approval for a supplemental NDA for the angina indication for Cardizem LA. Biovail will continue to make further targeted investments in its U.S. pharmaceutical business to ensure superior results in 2004 and beyond.

        Given the investments described above, I have never been more confident in the future of Biovail. This is an important time in the Company's evolution as these investments will allow Biovail to turn the corner towards achieving greater U.S. market penetration.

        I would like to take this opportunity to comment on the strategic rationale involved in making certain key decisions and investments in 2003.

Investments versus the bottom line

        To be a fully integrated pharmaceutical company in the U.S., Biovail needed to make necessary strategic decisions regarding its U.S. operations — especially in the area of sales and marketing. These modifications were made to ensure we could compete with industry leaders and continue to grow and maximize profitability. These initiatives impacted 2003's bottom line. However, the core of Biovail's business is significantly stronger now because of these investments.

        In 2003, Biovail took a number of major steps to improve integration and infrastructure. First and foremost among these was the integration of our U.S. commercial operations with select R&D functions in Bridgewater, New Jersey — in the heart of the U.S. pharmaceutical industry. This will allow for a more seamless blending of R&D with sales and marketing. The anticipated result is a smoother, faster timeline from development to market, and a sharper focus on emerging market opportunities where the application of Biovail's innovative delivery technologies can create product advantages in a highly competitive environment.

        Our manufacturing capacity was also expanded to keep up with current and anticipated future demand for important brands such as Cardizem LA and Wellbutrin XL, as well as new products. Our larger facility in Manitoba is capable of producing 1.8 billion units a year — enough to keep up with the growing demand generated by our U.S. sales operation and marketing partners, critical contributors to long-term growth.

        Finally, we supported these initiatives by significantly enhancing our executive team, adding several seasoned and experienced industry professionals to lead Biovail's initiatives in the U.S. market. Important senior appointments in 2003 included commercial operations, R&D, regulatory and pharmaceutical sciences and manufacturing.

        For Biovail, 2003 was a year of transition. During 2004, Biovail will continue to invest, primarily in its U.S. pharmaceutical business. Biovail will strategically add a cardiovascular specialty sales force dedicated to detailing Cardizem LA, Teveten and Teveten HCT to cardiologists, and will add a dedicated specialty sales force to market Zovirax to dermatologists and obstetrician-gynecologists. These initiatives will help ensure that 2004 and beyond will yield superior results.

Biovail's portfolio and pipeline

        The potential of Biovail's current product portfolio and the strength of its pipeline are important factors in developing sustainable long-term growth and profitability.

        Biovail's business model emphasizes the combination of strong established brands with novel formulations leading to organic growth. The Company currently has a number of key brands, such as Cardizem, Ativan, Vasotec and Zovirax, which enjoy wide acceptance among the world's health care professionals and patients. We have already added value to some of these brands through line extensions and new enhanced formulations. In April of 2003, we successfully launched Cardizem LA, a novel, once-daily antihypertensive with specific therapeutic advantages. Cardizem LA is an excellent example of a product that addresses an identified yet previously unmet need of the medical community, and its launch was the most successful in the Company's history.

        We will continue to leverage the tremendous potential of these well established brands, through expanded sales efforts and by using our proprietary drug delivery technologies to create improved formulations or unique combination products that better serve patients and practitioners.

        Another example of this strategy is our partnership with GSK on the highly successful launch of Wellbutrin XL, the Biovail-developed once-daily formulation of one of the world's leading antidepressants. The conversion rate from multiple-dose to once-daily dosing for Wellbutrin XL is one of the fastest ever in the

U.S. pharmaceutical industry. In fact, demand for this product is one of the reasons for expansion of our manufacturing operations.

        In addition, we will supplement these flagship brands with the addition of new products from Biovail's extensive development pipeline, which is currently the strongest it has ever been. The commercialization of these new products will be undertaken either directly by Biovail or through out-licensing to strategic partners, depending on resources, synergies and market factors, thus ensuring maximum return in each instance.

2004 and beyond

        Following a year of transition, Biovail is progressing towards achieving additional milestones in the Company's evolution. Biovail is confidently moving forward with conservative guidance, financial transparency and a plan for further targeted growth-oriented investments in 2004. Biovail will continue to capitalize on sales revenue from our existing product portfolio and further develop our strong and maturing pipeline. Biovail completed numerous late-stage clinical programs in 2003, and a number of significant filings are anticipated in 2004. Among these are the recent NDA filing of Ralivia ER, a once-daily formulation of tramadol, which is targeting the $13.9 billion non-narcotic and narcotic portion of the U.S. pain market, and the recent submission of Glumetza, a once-daily metformin product for diabetes.

        Revenue from U.S. sales operations is expected to continue to grow as a result of optimized geographic coverage and an expanded number of sales representatives. We will continue to leverage Biovail's strong brands and will benefit from the invaluable input from the newer members of the Company's strong management team.

        Looking forward, we are confident that the return on investments made in 2003 and ongoing investments in key areas, such as continued expansion of the U.S. sales operations, will be realized. We are committed to achieving superior results in 2004 and beyond. Returns will be seen through new product launches, continued growth in sales and revenue, and expedited maturation of high-value products through our pipeline.

        On behalf of Biovail's Board of Directors and employees, I would like to thank our shareholders for their continued support of the Company and I look forward to communicating Biovail's progress over the coming year.

Eugene N. Melnyk
Chairman of the Board and
Chief Executive Officer

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") prepared in accordance with Canadian generally accepted accounting principles ("GAAP") should be read in conjunction with the audited consolidated financial statements and related notes thereto prepared in accordance with Canadian GAAP.

        The discussion and analysis contained in this MD&A are as of April 23, 2004.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are subject to various risks and uncertainties including, but are not necessarily limited to, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, third parties, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission ("SEC"), the Ontario Securities Commission, and other securities regulatory authorities in Canada.

PROFILE

        We are a full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, promotion and sale of pharmaceutical products utilizing advanced oral drug delivery technologies. Our main therapeutic areas of focus are cardiovascular (including Type II diabetes), central nervous system and pain management.

        We have various research and development, clinical testing, manufacturing, and commercial operations located in the United States, Canada, Barbados, Puerto Rico and Ireland.

OVERVIEW

        2003 was a pivotal transition year for us as we moved from being primarily a developer of once-daily pharmaceutical formulations with a Canadian commercial operation towards becoming a fully integrated pharmaceutical company with expanding commercial operations in both Canada and the United States.

        The highlights of 2003 were the introductions of the following products in the United States:

  •
  In September 2003, GlaxoSmithKline plc ("GSK") launched Wellbutrin XL™, our once-daily formulation of bupropion hydrochloride ("HCl"), prescribed for the treatment of depression. We are the exclusive manufacturer and supplier of Wellbutrin XL™ to GSK. By April 2004, Wellbutrin XL™ accounted for approximately 40% of Wellbutrin® (including generics) prescriptions in the United States.

  •
  In July 2003, we launched Zovirax Cream, prescribed for the treatment of cold sores.

  •
  In April 2003, we launched Cardizem® LA, our graded extended-release formulation of diltiazem HCl, prescribed for the treatment of hypertension. By April 2004, Cardizem® LA accounted for approximately 10% of once-daily diltiazem formulation prescriptions in the United States.

  •
  In April 2003, we launched Teveten® HCT, prescribed for the treatment of hypertension.

        We launched Zovirax Cream, Cardizem® LA and Teveten® HCT through our own commercial operations in collaboration with our co-promotion partner. Since January 1, 2004, we have been promoting these products, together with Zovirax Ointment and Teveten®, exclusively through our own commercial operations.

        In 2003, we continued to make significant progress in the area of product approvals. We received New Drug Application ("NDA") approvals from the FDA for Cardizem® LA and, in collaboration with GSK, for Wellbutrin XL™. This progress has continued into 2004. In February 2004, our NDA submission for Ralivia ER™ (tramadol HCl), for the treatment of moderate to moderately severe pain, was accepted for review by the FDA. In March 2004, we complemented this filing with a NDA submission for Ralivia™ FlashDose®, an oral disintegrating tablet formulation. In April 2004, we received FDA approval for our supplemental NDA for an angina indication for Cardizem® LA.

        In 2003, we expanded and realigned our commercial operations in the United States, and we accommodated certain senior personnel from our commercial and research and development operations in our new 110,000 square foot facility in Bridgewater, New Jersey. We also expanded our manufacturing facility in Steinbach, Manitoba by 40,000 square feet to meet demand for the launches of Wellbutrin XL™ and Cardizem® LA, and we added 10 new developmental programs to our research and development pipeline. In 2004, we are adding two specialty sales forces to our U.S. commercial operations. The first will focus on cardiologists and nephrologists to promote Cardizem® LA, Teveten® and Teveten® HCT, and the second will target dermatologists, obstetrician-gynecologists and other specialists to promote Zovirax Ointment and Zovirax Cream.

        Notwithstanding our successes with new product launches, the strategic investments we made in our commercial, manufacturing, and research and development operations translated into lower than anticipated earnings in 2003. We expect to continue to make significant investments in 2004 to strengthen and expand our sales and marketing infrastructure, to further increase our manufacturing capacity and efficiency, and to pursue the development of our pipeline of products. These investments are likely to limit our earnings growth in 2004; however, we believe that these investments will create substantial value for our shareholders in years subsequent to 2004, through increased revenue from our existing and pipeline products.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available, and to make estimates about matters that are inherently uncertain. We base our estimates on historical experience and other factors that we believe to be reasonable under the circumstances. Under certain agreements, we rely on estimates and assumptions made by our third party licensees. On an ongoing basis, we review our estimates to ensure that these estimates appropriately reflect changes in our business and new information as it becomes available. If historical experience and other factors we use to make these estimates do not reasonably reflect future activity, our financial position and results of operations could be materially impacted.

        Our critical accounting policies and estimates relate to the following: (i) the impact of product returns, recalls, rebates and chargebacks on revenue recognition; (ii) the evaluation of long-term investments for impairment; (iii) the useful lives of intangible assets (including acquired research and development) and the evaluation of these assets for impairment; (iv) the determination of the provision for income taxes; and (v) the outcome of legal proceedings.

Product returns, recalls, rebates and chargebacks

        We recognize product sales revenue when title has transferred to the customer, provided that we have not retained any significant risks of ownership or future obligations with respect to the product sold. Revenue from product sales is recognized net of provisions for estimated returns, recalls, rebates and chargebacks. We establish these provisions concurrently with the recognition of product sales revenue. In connection with these provisions related to sales of products manufactured by us for distribution by our third party licensees, we rely on estimates and assumptions made by these licensees. Provisions for returns and recalls are estimated based on historical return and exchange levels, and third party data with respect to inventory levels in our distribution channels. Provisions for rebates and chargebacks are estimated based on historical experience, contractual sales terms with wholesalers and indirect customers, and relevant statutes with respect to governmental pricing programs. A significant change in these estimates could have a material impact on our results of operations.

Long-term investments

        We are required to estimate the fair value of our long-term investments in order to evaluate these investments for impairment. Certain of our investments are not publicly traded securities and, as a result, the estimation of the fair values of these investments involves a greater degree of uncertainty. For these types of investments, we determine fair value based on the estimated discounted future cash flows of the investee. Some of the more significant estimates and assumptions inherent in this methodology for determining fair value include: (i) the amount and timing of the future cash flows of the investee; and (ii) the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations.

Intangible assets

        Intangible assets acquired through asset acquisitions or business combinations are initially recorded at fair value based on an allocation of the purchase price. We often engage independent valuation specialists to perform valuations of the assets acquired. There are several methods that can be used to determine the fair value of the assets acquired. For acquired intangible assets, we generally use the income approach. This approach starts with a forecast of all of the estimated future cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach include: (i) the amount and timing of the future cash flows; and (ii) the discount rate used to reflect the risks inherent in the future cash flows.

        The costs of assets that are purchased through asset acquisitions or business combinations for a particular research and development project are capitalized as acquired research and development at the time of acquisition. The amount allocated to acquired research and development is determined by identifying those specific in-process research and development projects that we intend to continue, and for which: (i) technological feasibility had not been established at the date of acquisition; and (ii) there was no alternative future use. We classify the cost of acquired research and development as a cash outflow from investing activities because we expect to generate future income and cash flows from these assets if they can be developed into commercially successful products.

        We generally engage independent valuation specialists to perform valuations of acquired research and development assets. There are several methods that can be used to determine the fair value of acquired assets.

For acquired research and development, we generally use the income approach. This approach starts with a forecast of all of the estimated future cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach include: (i) the expected costs to develop the acquired research and development into commercially viable products; (ii) the estimated future cash flows from the projects when completed; (iii) the timing of the future cash flows; and (iv) the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could have a material impact on our results of operations.

        Our intangible assets are stated at cost, less accumulated amortization generally computed using the straight-line method based on their estimated useful lives ranging from 8 years to 20 years. We amortize intangible assets on a systematic basis to reflect the pattern in which the economic benefits of the asset are consumed, if that basis can be reliably determined. Useful life is the period over which the intangible asset is expected to contribute directly or indirectly to our future cash flows. We determine the useful lives of intangible assets based on a number of factors such as legal, regulatory or contractual limitations, known technological advances, anticipated demand and the existence or absence of competition. A significant change in these factors may warrant a revision of the expected remaining useful life of an intangible asset, which could have a material impact on our results of operations.

        We evaluate intangible assets annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Impairment exists when the carrying amount of an asset is less than its estimated fair value. We determine fair value based on estimated discounted future cash flows. Some of the more significant estimates and assumptions inherent in this methodology for determining fair value include: (i) the amount and timing of the future cash flows; and (ii) the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations.

Provision for income taxes

        Our provision for income taxes is subject to a number of different estimates made by management. A change in these estimates could have a material affect on the effective tax rate.

        We have operations in various countries that have differing tax laws and rates. Our income tax reporting is subject to review by both domestic and foreign tax authorities. The effective tax rate may change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, changes in tax treaties between various countries in which we operate, and changes in the estimated values of future tax assets and liabilities.

        We have recorded a valuation allowance on future tax assets primarily relating to operating losses, future tax depreciation and tax credit carryforwards. We have assumed that these future tax assets are more likely than not to remain unrealized. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of the valuation allowance required could materially increase or decrease the provision for income taxes in a period.

Legal proceedings

        We are required to accrue for a loss contingency with respect to legal proceedings against us if it is probable that the outcome will be unfavourable and if the amount of the loss can be reasonably estimated. Management evaluates our exposure to loss based on the progress of each legal proceeding, experience in similar proceedings and consultation with legal counsel. The ultimate outcome of any legal proceeding may be materially different from the amounts estimated, given the uncertainties inherent in complex litigation.

SELECTED ANNUAL INFORMATION

        The following table provides selected information for the last three years.

	Years ended December 31
(In 000s, except per share data)
	2003	2002	2001
Revenue	$823,722	$788,025	$583,263
Net income (loss) attributable to common shareholders	(40,345)	207,553	85,553
Basic earnings (loss) per share	$(0.25)	$1.37	$0.62
Diluted earnings (loss) per share	$(0.25)	$1.29	$0.57
Total assets	$2,297,604	$2,237,666	$1,643,026
Long-term obligations	812,526	732,111	46,161

        Total revenue was $823.7 million in 2003 compared to $788.0 million in 2002 and $583.3 million in 2001. Total revenue increased by $35.7 million or 5% in 2003 compared to 2002, and by $204.7 million or 35% in 2002 compared to 2001. We recorded a net loss attributable to common shareholders of $40.3 million in 2003 compared to net income attributable to common shareholders of $207.6 million and $85.6 million in 2002 and 2001, respectively. We recorded a diluted loss per share of $0.25 in 2003 compared to diluted earnings per share of $1.29 and $0.57 in 2002 and 2001, respectively.

Impact of specific events on operations

        Our results of operations were impacted by specific events that resulted in net charges of $152.1 million, $31.9 million and $58.2 million in 2003, 2002 and 2001, respectively. These events include, but are not limited to: (i) relocation activities; (ii) asset impairments; and (iii) early extinguishments of obligations. We believe that the identification of these events enhances an analysis of our results of operations when comparing these results to those of a previous or subsequent period. However, it should be noted that the determination of these events involves judgment by us. The impacts of these events on our results of operations in each year are identified in the following table.

	Years ended December 31
(In 000s, except per share data)
	2003	2002	2001
Relocation costs	$7,539	$—	$—
Write-down of assets, net of tax	82,189	31,944	48,246
Extinguishment of royalty obligation	61,348	—	—
Foreign exchange loss on long-term obligation	13,061	—	—
Reduction in tax contingency provision	(12,000)	—	—
Debt conversion premiums	—	—	10,001

Total	$152,137	$31,944	$58,247

Total per share (diluted)	$0.95	$0.20	$0.39

STRATEGIC TRANSACTIONS

Year ended December 31, 2003

Tramadol FT products

        In September 2003 (as amended in February 2004), we acquired from Ethypharm S.A. ("Ethypharm") the rights (including all relevant patents) to Ethypharm's Flashtab versions of tramadol ("Tramadol FT") and combination tramadol/acetaminophen ("Tramadol/Acetaminophen FT") for $16.0 million. In March 2004, we filed an NDA for Tramadol FT (Ralivia™ FlashDose®) and we are continuing the development of Tramadol/Acetaminophen FT in collaboration with Ethypharm.

Carvedilol and eprosartan

        In July 2003, we formed BNC-PHARMAPASS, LLC ("BNC-PHARMAPASS") with Pharma Pass II, LLC ("PPII") to advance the development of carvedilol (Coreg), a beta-blocker indicated for the treatment of congestive heart failure, eprosartan (Teveten®), indicated for the treatment of hypertension, and tamsulosin (Flomax), indicated for the treatment of benign prostatic hyperplasia. On the formation of BNC-PHARMAPASS, PPII contributed all of its intellectual property relating to these products, and we contributed cash in the amount of $30.1 million. Subsequent to the date of formation, PPII reduced its interest in BNC-PHARMAPASS through a series of withdrawals of cash from BNC-PHARMAPASS. In February 2004, we acquired PPII's remaining interest in BNC-PHARMAPASS for $5.0 million, for a total purchase price of $35.1 million. We also agreed with PPII to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII.

Ativan® and Isordil®

        In May 2003, we acquired from Wyeth Pharmaceuticals Inc. ("Wyeth") the rights to Ativan® and Isordil® in the United States for $163.8 million. Ativan® (lorazepam) is indicated for the management of anxiety disorders and Isordil® (isosorbide dinitrate) is indicated for the prevention of angina pectoris due to coronary artery disease. Wyeth will manufacture and supply Ativan® and Isordil® to us for three years from the date of acquisition. We also acquired a license to use certain technologies relating to Wyeth's Canadian sublingual version of Ativan® to develop new Ativan® products to be sold in the United States.

Athpharma products

        In April 2003, we entered into an agreement with Athpharma Limited ("Athpharma") to acquire four cardiovascular products under development for $44.2 million. The four products under development are Bisochron (bisoprolol), a beta-1 selective beta-blocker formulation for the treatment of hypertension, Isochron (isosorbide-5-mononitrate), a long acting nitrate formulation for the treatment of angina, and Hepacol I (pravastatin) and Hepacol II (simvastatin), two liver-selective statin formulations for the treatment of high cholesterol.

Year ended December 31, 2002

Pharma Pass

        In December 2002, we acquired Pharma Pass LLC and Pharma Pass S.A. (collectively, "Pharma Pass") for $178.7 million. Pharma Pass was a developer of advanced oral controlled-release technologies and formulations for pharmaceutical companies, including us, in the United States and Europe.

        At the time of acquisition, Pharma Pass was involved in the development of approximately 20 branded and generic products. Subsequent to the date of acquisition, one of these products received FDA approval and we are continuing the development programs for the remaining products. Through this acquisition, we extinguished any future milestone or royalty obligations that we may have had to Pharma Pass resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements we previously entered into with Pharma Pass.

        Through this acquisition, we obtained Pharma Pass's interests in certain licensed products including Tricor (fenofibrate) and a participating interest in the gross profit on sales by a third party of generic omeprazole. We also obtained Pharma Pass's Zero Order Release System, a drug delivery technology that controls the rate of release of a drug and/or significantly enhances the systemic absorption of a drug molecule, and its oral Colonic Delivery System, a drug delivery technology designed for the targeted release of medication into the lower intestine and upper colon.

Pharma Tech

        In December 2002, we acquired Pharmaceutical Technologies Corporation ("Pharma Tech") for $22.6 million. Pharma Tech was a development-stage company engaged in the application of drug delivery technologies to the formulation and development of a portfolio of products. Pharma Tech contracted directly with third parties, including us, to conduct the contract research and development services.

        At the time of acquisition, Pharma Tech was involved in a number of product development projects that were in various stages of completion and had not been submitted for approval by the FDA. Subsequent to the date of acquisition, we discontinued one of these projects but we are continuing the development programs for the remaining products. At the date of acquisition, two additional product development projects had received approvable letters from the FDA. We are continuing to work to resolve the issues raised in these letters. Through this acquisition we extinguished any future milestone or royalty obligations that we may have had to Pharma Tech resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements we previously entered into with Pharma Tech.

        Prior to the date of acquisition, we paid $43.1 million to Pharma Tech to terminate its development of one of the products under development for us, as well as the associated royalties on future sales of this product if approved by the FDA. We are continuing the development program for this product.

Wellbutrin® SR and Zyban®

        In December 2002, we acquired from GSK the rights to Wellbutrin® SR and Zyban® in Canada for $72.0 million. Wellbutrin® SR is prescribed for the treatment of depression and Zyban® is administered for the treatment of nicotine addiction as an aid to smoking cessation. Both products are formulations of bupropion HCl. GSK will manufacture and supply Wellbutrin® SR and Zyban® to us for four years from the date of acquisition. In addition, we acquired the rights to market our once-daily formulation of bupropion HCl in Canada under the trade name Wellbutrin® XL subject to regulatory approval.

Vasotec® and Vaseretic®

        In May 2002, we acquired from Merck & Co., Inc. ("Merck") the rights to Vasotec® and Vaseretic® in the United States for $245.3 million. Vasotec® (enalapril) is a leading angiotensin converting enzyme inhibitor indicated for hypertension and symptomatic congestive heart failure and Vaseretic® is a fixed-dose combination of Vasotec® and a diuretic. Merck will manufacture and supply Vasotec® and Vaseretic® to us for five years from the date of acquisition. We are developing an enhanced formulation of Vasotec®, and a fixed-dose combination of Vasotec® with another active ingredient, to capitalize on the value of the acquired trademark. We also entered into a separate agreement with Merck to develop a new dosage format (utilizing our CEFORM™ technology) of a Merck product under development.

Teveten® and Teveten® HCT

        In March 2002, we acquired from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay") the rights to Teveten® and Teveten® HCT in the United States for $94.3 million. Teveten® (eprosartan) is an angiotensin-II receptor blocker that is indicated for use either alone or in conjunction with other antihypertensive medications and Teveten® HCT is a combination of Teveten® and a diuretic. Solvay will manufacture and supply Teveten® and Teveten HCT® to us for up to 12 years from the date of acquisition. We re-launched Teveten® in June 2002 and began to actively promote Teveten® HCT in April 2003 following receipt of FDA approval in February 2003.

Zovirax

        Effective January 1, 2002, we acquired from GSK the exclusive distribution rights to Zovirax Ointment and Zovirax Cream in the United States for $133.4 million. Zovirax is a topical anti-viral product. Zovirax Ointment is indicated for the treatment of herpes and Zovirax Cream is indicated for the treatment of cold sores. In December 2002, we agreed to pay GSK $40.0 million to extend the term of the Zovirax distribution and supply agreement from 10 years to 20 years. We also agreed to pay GSK an aggregate amount of $45.0 million, over four years beginning in 2004, to amend several terms of the original Zovirax distribution and supply agreement. GSK will manufacture and supply Zovirax Ointment and Zovirax Cream to us over the term of the amended Zovirax distribution and supply agreement. We received FDA approval for Zovirax Cream in January 2003 and launched this product in July 2003.

Year ended December 31, 2001

Wellbutrin XL™

        In October 2001, we entered into an agreement with GSK for the development and license of Wellbutrin XL™ and the co-promotion of GSK's sustained-release Wellbutrin SR®. We collaborated with GSK to complete the development of Wellbutrin XL™ and we licensed this product to GSK for sale and distribution in the United States. In addition, we co-promoted Wellbutrin SR® in the United States during the period from January 1, 2002 to March 31, 2003. GSK filed an NDA for Wellbutrin XL™ in August 2002 and received FDA approval for this product in August 2003. GSK has elected to develop and market Wellbutrin XL™ on a worldwide basis (except in Canada, where we have retained the rights to market this product subject to regulatory approval). We will manufacture Wellbutrin XL™ to meet GSK's global supply requirements.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003 COMPARED TO 2002

REVENUE

        Our revenue is derived from: (i) sales of pharmaceutical products; (ii) providing research and development services; (iii) the co-promotion of pharmaceutical products; and (iv) royalties and license fees. Product sales include sales of products developed and manufactured by us, as well as sales of proprietary and in-licensed products. Research and development revenue relates to product development activities in collaboration with third parties and pharmaceutical contract research services. Fees for co-promotion services are derived from the sale of co-promoted products developed by other companies. Royalties are derived from the sale of products we developed or acquired and from our interests in certain licensed products. License fees are derived from the license of our technologies or product rights.

        The following table displays the dollar amount of each source of revenue in 2003 and 2002, the percentage of each source of revenue as compared to total revenue in the respective year, and the dollar and percentage changes in the dollar amount of each source from 2002 to 2003.

	Years ended December 31
($ in 000s)
	2003		2002		Change
Product sales	$632,898	77%	$645,986	82%	$(13,088)	(2)%
Research and development	14,239	2	28,425	4	(14,186)	(50)
Co-promotion, royalty and licensing	176,585	21	113,614	14	62,971	55

	$823,722	100%	$788,025	100%	$35,697	5%

Product sales

        Product sales revenue comprises sales of Promoted products, Wellbutrin XL™, Biovail Pharmaceuticals Canada ("BPC") products, Legacy products and Generic products. These categories are explained as follows:

  •
  Promoted products comprise Cardizem® LA, Zovirax Ointment and Cream, and Teveten® and Teveten® HCT. We promote these products directly to physicians in the United States through our own national network of integrated sales representatives.

  •
  We are the exclusive manufacturer and supplier of Wellbutrin XL™ trade and sample product to GSK. The supply price for Wellbutrin XL™ trade product is based on an increasing tiered percentage of revenue generated on GSK's net sales (after taking into consideration GSK's provisions for estimated discounts, returns, rebates and chargebacks) of this product. The supply price for Wellbutrin XL™ sample product is based on contractually agreed prices.

  •
  BPC products include Tiazac®, Cardizem® CD, Wellbutrin® SR, Zyban®, Monocor and Retavase. We promote most of these products directly to physicians in Canada through our own national network of integrated sales representatives.

  •
  Legacy products include Tiazac®, Cardizem® CD, Vasotec®, Vaseretic®, Ativan®, Isordil®, Cedax and Rondec. These products are sold in the United States. We do not promote Legacy products as most of these products have been genericized.

  •
  We manufacture and supply our Generic products to our distributor, Teva Pharmaceuticals USA, Inc. ("Teva"). The supply prices for our Generic products are based on a percentage of Teva's net selling prices (after taking into consideration Teva's provisions for estimated discounts, allowances, returns, rebates and chargebacks).

        The following table displays product sales by category in 2003 and 2002, the percentage of each category as compared to total product sales in the respective year, and the dollar and percentage changes in the dollar amount of each category from 2002 to 2003.

	Years ended December 31
($ in 000s)
	2003		2002		Change
Promoted products	$172,418	27%	$108,261	17%	$64,157	59%
Wellbutrin XL®	64,932	10	—	—	64,932	N/A
BPC products	85,197	14	32,565	5	52,632	162

Core products	322,547	51	140,826	22	181,721	129
Legacy products	208,860	33	323,626	50	(114,766)	(35)
Generic products	101,491	16	181,534	28	(80,043)	(44)

	$632,898	100%	$645,986	100%	$(13,088)	(2)%

        Product sales were $632.9 million in 2003 compared to $646.0 million in 2002, a decrease of $13.1 million or 2%.

        Promoted product sales were $172.4 million in 2003 compared to $108.3 million in 2002, an increase of $64.1 million or 59%. The increase in Promoted product sales in 2003 compared to 2002 reflected the launches of Teveten® HCT, Cardizem® LA and Zovirax Cream. In February 2003, we received FDA approval for Teveten® HCT, and we launched this product in March 2003. In February 2003, we also received FDA approval for a hypertension indication for Cardizem® LA, and we launched this product in April 2003. In January 2003, we received FDA approval for Zovirax Cream, and we launched this product in July 2003. In total, these new products contributed $68.6 million in product sales revenue in 2003.

        Wellbutrin XL™ revenue from sales of trade and sample product was $64.9 million in 2003. Our Wellbutrin XL™ revenue in 2003 reflected a high initial proportion of lower value sample versus trade product sales, and the fact that most of our revenue from trade product sales was earned at the lowest tier of the supply price. In June 2003, GSK received an approvable letter from the FDA for Wellbutrin XL™. In anticipation of receiving final approval for Wellbutrin XL™ in the third quarter of 2003, we began manufacturing and recognizing revenue from the sale of launch quantities of Wellbutrin XL™ to GSK immediately following the receipt of the approvable letter. GSK received final FDA approval for Wellbutrin XL™ in August 2003 and GSK launched this product in September 2003.

        BPC product sales were $85.2 million in 2003 compared to $32.6 million in 2002, an increase of $52.6 million or 162%. The increase in BPC product sales in 2003 compared to 2002 was due to higher Tiazac® sales, and the added contribution from Wellbutrin® SR and Zyban®, which we acquired from GSK in December 2002.

        Core product sales is a subtotal that includes all products that we actively promote. Core product sales were $322.5 million in 2003 compared to $140.8 million in 2002, an increase of $181.7 million or 129%. The increase in Core product sales reflected the additions of Wellbutrin XL™, Cardizem® LA, Zovirax Cream and Teveten® HCT in the United States, and Wellbutrin® SR and Zyban® in Canada.

        Legacy product sales were $208.9 million in 2003 compared to $323.6 million in 2002, a decrease of $114.7 million or 35%. The decrease in Legacy product sales in 2003 compared to 2002 was mainly due to a decline in sales of Cardizem® CD and Tiazac® in the United States, which offset the added contribution from Ativan® and Isordil®, which we acquired from Wyeth in May 2003. Sales of Cardizem® CD were impacted by an overall decline in market share for this product, as well as the conversion from Cardizem® CD to Cardizem® LA. In addition, management determined that, based on recent trends in return and exchange levels and an anticipated increase in the conversion from Cardizem® CD to Cardizem® LA, the provision for product returns related primarily to Cardizem® CD should be increased. Accordingly, we recorded an increase in these provisions of approximately $20.0 million in the fourth quarter of 2003. Sales of Tiazac® in the United States were impacted by the introduction of a generic version of this product by Andrx Corporation ("Andrx") in April 2003. We are entitled to receive a royalty from Andrx based on the net sales of its generic Tiazac® product. In April 2003, we launched our own generic version of Tiazac® through our licensee, Forest Laboratories Inc., to compete with Andrx's product.

        Generic product sales were $101.5 million in 2003 compared to $181.5 million in 2002, a decrease of $80.0 million or 44%. The decrease in Generic product sales in 2003 compared to 2002 was due to increased competition and lower pricing, as well as a reduction in inventory levels by Teva. We also determined through a third party audit that Teva had improperly deducted certain amounts in the calculation of net sales of our Generic products that resulted in lower than expected revenue. In the third quarter of 2003, Teva paid us $8.5 million in compensation for a portion of these deductions, which we recorded as an addition to Generic product sales. We have commenced arbitration proceedings against Teva to recover our proportion of what we believe were additional improper deductions taken by Teva.

        We expect our Promoted product sales to increase in 2004 compared to 2003 due to a full-year contribution from Cardizem® LA, Teveten® HCT and Zovirax Cream, as well as increased promotion of these products by our new specialty sales forces. We expect our revenue from Wellbutrin XL™ sales to increase in 2004 compared to 2003 due to a full-year contribution from this product, combined with the impact of an increasing tiered supply price through the year for Wellbutrin XL™ trade product, and an anticipated increase in the conversion from Wellbutrin SR® to Wellbutrin XL™. We expect our BPC product sales to increase in 2004 compared to 2003 due to our promotion of Wellbutrin® SR and Zyban®. We expect our Legacy product sales to decline in 2004 compared to 2003 due to generic competition and an anticipated increase in the conversion from Cardizem® CD to Cardizem® LA. We expect our Generic product sales level to remain relatively unchanged in 2004 compared to 2003, as Teva's demand for inventory stabilizes, offsetting an anticipated decline due to competitive pressure on volume and pricing.

Research and development

        Research and development activities generated revenue of $14.2 million in 2003 compared to $28.4 million in 2002, a decrease of $14.2 million or 50%.

        In 2002, research and development revenue included $11.5 million of revenue associated with our development of Wellbutrin XL™ in collaboration with GSK. During 2002, we completed the development of Wellbutrin XL™. In 2003 and 2002, our remaining research and development revenue was primarily generated from clinical research and laboratory testing services provided to external customers by our contract research operation.

        We expect research and development revenue in 2004 to be comparable to the 2003 level.

Co-promotion, royalty and licensing

        Co-promotion, royalty and licensing activities generated revenue of $176.6 million in 2003 compared to $113.6 million in 2002, an increase of $63.0 million or 55%.

        In the first quarter of 2003, we concluded our co-promotion, with GSK, of Wellbutrin SR® in the United States, and we earned the final quarterly increment of $10.0 million. In 2002, we earned four quarterly increments, of $10.0 million each, related to the co-promotion of Wellbutrin SR®. Our remaining co-promotion revenue was related to the co-promotion of H. Lundbeck A/S's Celexa in Canada, which amounted to $33.1 million and $21.0 million in 2003 and 2002, respectively. Effective December 31, 2003, we discontinued our promotion of Celexa in order to focus our marketing efforts on Wellbutrin® SR and Zyban® in Canada.

        Royalty revenue increased in 2003 compared to 2002 due to the added contribution from our participating interest in the gross profit on sales by a third party of generic omeprazole, which amounted to $103.0 million in 2003 as compared to $20.3 million in 2002. We earned the final contribution from this participating interest in the first quarter of 2004.

        We expect co-promotion, royalty and licensing revenue to be significantly lower in 2004 compared to 2003 due to conclusion of the contributions from our participating interest in generic omeprazole and the co-promotion of Celexa in Canada.

OPERATING EXPENSES

        The following table displays the dollar amount of each operating expense item in 2003 and 2002, the percentage of each item as compared to total revenue in the respective year, and the dollar and percentage change in the dollar amount of each item from 2002 to 2003.

	Years ended December 31
($ in 000s)
	2003		2002		Change
Cost of goods sold	$139,456	17%	$164,706	21%	$(25,250)	(15)%
Research and development	86,570	10	52,150	7	34,420	66
Selling, general and administrative	242,771	29	166,397	21	76,374	46
Amortization	240,650	30	125,849	16	114,801	91
Write-down of assets	82,189	10	31,944	4	50,245	157
Extinguishment of royalty obligation	61,348	7	—	—	61,348	N/A
Settlements	(34,055)	(4)	—	—	(34,055)	N/A

	$818,929	99%	$541,046	69%	$277,883	51%

Cost of goods sold and gross margins

        Cost of goods sold was $139.5 million in 2003 compared to $164.7 million in 2002, a decrease of $25.2 million or 15%. Gross margins based on product sales were 78% in 2003 compared to 75% in 2002.

        The decrease in cost of goods sold in 2003 compared to 2002 was mainly related to a lower Zovirax supply price. Effective October 1, 2002, we amended several terms of the original Zovirax distribution agreement with GSK, including a reduction in the supply price for this product. We have been paying the reduced supply price since October 1, 2002; however, the reduction in the supply price was subject to repayment if Wellbutrin XL™ was not approved by the FDA. Accordingly, prior to the second quarter of 2003, we had been deferring the value of the reduction in the supply price pending the outcome of the Wellbutrin XL™ approval. In June 2003, GSK received an approvable letter from the FDA relating to Wellbutrin XL™, which raised only routine matters. As a result, we believed that the likelihood of repaying the reduction in the supply price was low and, accordingly, we reversed the accrued liability for the deferred value of the reduction in the supply price. The recognition of the aggregate deferred value of $25.5 million was recorded as a reduction to the cost of Zovirax sold in the second quarter of 2003. Also contributing to the decrease in cost of goods sold in 2003 was a recovery from Elan Corporation, plc ("Elan") of $2.7 million related to its supply to us of generic versions of Adalat CC.

        Gross margins in 2003 were favourably impacted by the reduction in the Zovirax supply price, the compensation received from Teva, the recovery from Elan, and the inclusion of Cardizem® LA, Ativan® and Isordil® in the product mix. Gross margins in 2003 were unfavourably impacted by the inclusion of Wellbutrin XL™, due to a higher initial mix of sample versus trade product sales, and because most of the revenue from Wellbutrin XL™ trade product sales was earned at the lowest tier of the supply price.

        We expect comparable gross margins in 2004 relative to 2003. The favourable impact on the gross margin in 2003 from the recognition of the deferred value of the reduction in the Zovirax supply price is expected to be compensated for in 2004 by a higher proportion of Wellbutrin XL™ trade versus sample product sales. We expect gross margins in the early part of 2004 to be lower than in the latter part of 2004 due to the impact of the increasing tiered supply price for Wellbutrin XL™ trade product, as well as efficiencies in the manufacturing of Wellbutrin XL™, which are anticipated to occur through 2004.

Research and development

        Research and development expenses were $86.6 million in 2003 compared to $52.2 million in 2002, an increase of $34.4 million or 66%. As a percentage of total revenue, research and development expenses were 10% in 2003 compared to 7% in 2002.

        Research and development expenses reflect direct spending on the development of products utilizing advanced oral drug delivery technologies. In the ordinary course of business, we enter into research and development collaborations with third parties to provide formulation and other services for our products under development. These third party developers are typically compensated through a combination of fees for service, milestone payments and/or royalty payments from future sales of the products under development.

        The increase in research and development expenses in 2003 compared to 2002 reflected an increase in clinical activity to support the December 2003 NDA submission for Ralivia ER™, which was accepted for review by the FDA in February 2004, and to support the June 2003 submission of a supplemental NDA for an angina indication for Cardizem® LA, which was approved by the FDA in April 2004. In addition, research and development expenses in 2003 compared to 2002 included the costs associated with a clinical experience program designed to evaluate the use of Cardizem® LA in a clinical practice setting.

        Additional products under development in 2003 included once-daily formulations of metformin HCl, for the treatment of Type II diabetes, in collaboration with Depomed Inc. ("Depomed"), and clinically enhanced versions of venlafaxine, fenofibrate, acyclovir, simvastatin, sumatriptan and lorazepam, as well as the four cardiovascular products being developed by us in collaboration with Athpharma. In the first quarter of 2003, we evaluated the results of a Phase III clinical trial involving buspirone, for the treatment of depression, and decided to discontinue the development of this product in light of the unsatisfactory results from this trial.

        We expect research and development expenses to increase in absolute dollars in 2004 compared to 2003 due to an anticipated increase in clinical activity. Our future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of our products under development, delays or changes in government required testing and approval procedures, technological and competitive developments, and strategic marketing decisions.

Selling, general and administrative

        Selling, general and administrative expenses were $242.8 million in 2003 compared to $166.4 million in 2002, an increase of $76.4 million or 46%. As a percentage of total revenue, selling, general and administrative expenses were 29% in 2003 compared to 21% in 2002.

        The increases in selling, general and administrative expenses in 2003 compared to 2002 reflected an increase in costs associated with the expansion of our commercial operations in the United States. In addition, selling, general and administrative expenses in 2003 included relocation costs of $7.5 million associated with the transition of our commercial operations head office from Raleigh, North Carolina, as well as certain research and development personnel from Chantilly, Virginia, to our new facility in Bridgewater, New Jersey. This transition was substantially complete by December 31, 2003 and, consequently, we do not expect to incur any additional material costs related to this relocation in 2004.

        Also contributing to the increases in selling, general and administrative expenses were advertising and promotional expenses related to the launches of Cardizem® LA, Teveten® HCT and Zovirax Cream. All previously deferred advertising costs at December 31, 2002, primarily related to Cardizem® LA, were expensed on the launch of this product in April 2003. Sales and marketing costs were recorded net of a $10.0 million marketing allowance paid by Solvay in each of 2003 and 2002 to reimburse us for agreed upon direct costs to support the re-launch of Teveten® and Teveten® HCT.

        In 2003 and 2002, selling, general and administrative expenses included co-promotion fees payable to Reliant Pharmaceuticals, LLC ("Reliant"). In November 2001, we entered into a co-promotion agreement with Reliant to co-promote certain of our products. Effective April 1, 2003, we amended certain terms of this agreement such that Reliant was responsible for its proportionate share of advertising and promotion costs incurred during 2003 related to the co-promoted products. Accordingly, selling, general and administrative expenses in the second and third quarters of 2003 were recorded net of an aggregate reimbursement of $25.0 million paid by Reliant. As a result, we were able to increase the level of spending on advertising and promotion related to the co-promoted products during 2003. The terms of the amended co-promotion agreement also increased Reliant's interest in the net sales of the co-promoted products, which resulted in incremental co-promotion fees of approximately $5.5 million. Effective December 31, 2003, we mutually agreed with Reliant to terminate this agreement (as described below under extinguishment of royalty obligation).

        We expect selling, general and administrative expenses to increase in absolute dollars in 2004 compared to 2003 due to our continuing investment in our U.S. commercial operations, as well as higher sales and marketing costs to support our Promoted products.

Amortization

        Amortization expense was $240.7 million in 2003 compared to $125.8 million in 2002, an increase of $114.9 million or 91%. Amortization expense included the amortization of our participating interest in generic omeprazole, which amounted to $70.7 million and $13.5 million in 2003 and 2002, respectively. Amortization expense excluding the impact of generic omeprazole was $170.0 million in 2003 compared to $112.3 million in 2002, an increase of $57.7 million or 51%. As a percentage of total revenue, amortization expense excluding the impact of generic omeprazole was 21% in 2003 compared to 14% in 2002.

        The increase in amortization expense excluding the impact of generic omeprazole in 2003 compared to 2002 primarily reflected the incremental amortization associated with the acquired Ativan®, Isordil®, Wellbutrin® SR and Zyban® intangible assets, and with the acquired research and development related to the acquisitions of Pharma Pass and Pharma Tech.

        We expect amortization expense in 2004 to increase in absolute dollars to amortization expense excluding the impact of generic omeprazole in 2003 due to the incremental amortization of acquired research and development related to the Tramadol FT, BNC-PHARMAPASS, Athpharma and Ativan® products under development. We recorded the final amortization of our participating interest in generic omeprazole in the first quarter of 2004.

Write-down of assets

        In the fourth quarter of 2003, we recorded a charge of $82.2 million related to the write-down of assets. This charge included $49.4 million related to the write-down of the net book values of the Cedax and Rondec product rights to their estimated fair values. In December 2003, as part of the transition of our U.S. commercial operations, we evaluated our future interest in our Cedax and Rondec product lines. We intend to focus our therapeutically aligned sales efforts on Cardizem® LA, Teveten® and Zovirax. Without continued promotion, the economic viability of Cedax and Rondec would be substantially lower, as these products require significant marketing and sales efforts in order to maintain market share. We evaluated the current and forecasted market shares for Cedax and Rondec and determined that these product rights had been permanently impaired. In addition, this charge included $37.1 million related to the write-down of acquired research and development associated with product development projects that we have discontinued.

        In 2002, we recorded a charge of $31.9 million primarily related to the write-down of the net book value of the generic Adalat CC product rights acquired from Elan, net of the corresponding obligation to Elan. In June 2002, we entered into a settlement with Elan and the U.S. Federal Trade Commission ("FTC") with respect to the introduction of generic versions of Adalat CC. As a result of this settlement, our agreements with Elan related to our in-licensing of Elan's generic versions of Adalat CC were terminated.

Extinguishment of royalty obligation

        In December 2003, we mutually agreed with Reliant to terminate Reliant's co-promotion of our products, and we incurred a charge of $61.3 million related to the payment to extinguish our trailing royalty obligation to Reliant.

Settlements

        In the second quarter of 2003, we negotiated an overall settlement with Pfizer Inc. ("Pfizer"), Bayer AG, Bayer Corporation, Teva, Mylan Pharmaceuticals Inc. ("Mylan") and Mylan Laboratories Inc. through which all pending actions relating to generic versions of Procardia XL (Nifedical XL) and Adalat CC, including actions alleging patent infringement and antitrust breaches, were dismissed. In the second quarter of 2003, we also settled with Elan with respect to the termination of our rights to Elan's generic versions of Adalat CC. In the first quarter of 2003, we reached settlements with Eli Lilly and Company ("Lilly") with respect to Lilly's breach of contract due to its inability to supply us with Keftab, and with Mylan with respect to Mylan's breach of contract relating to its supply to us of verapamil (generic Verelan).

        In 2003, in relation to the matters described above, we received settlement payments of $34.1 million, mainly related to our lost profits on sales of Nifedical XL, Keftab and generic Verelan. We also received payments totaling $16.2 million, mainly related to a recovery of certain charges related to Elan's supply to us of generic versions of Adalat CC, which was recorded as a reduction to cost of goods sold, and compensation for legal and other expenses, which were recorded as a reduction to selling, general and administrative expenses, and interest income. We received an additional $14.6 million, which was recorded as a reduction to assets related to the recoverable value of the Keftab product right and the value of the destroyed Keftab inventory.

OPERATING INCOME

        We recorded operating income of $4.8 million in 2003 compared to $247.0 million in 2002, a decrease of $242.2 million or 98%.

        The decrease in operating income in 2003 compared to 2002 was mainly due to a modest increase in revenue that was more than offset by an increase in our investment spending on research and development, and sales and marketing activities, as well as on the expansion of our commercial operations in the United States. In addition, specific events, including relocation activities, asset impairments, and the extinguishment of the Reliant royalty obligation, reduced operating income by an aggregate amount of $151.1 million in 2003 compared to $31.9 million in 2002. These factors were partly offset by the recognition of settlement payments, which had the effect of increasing operating income by $47.5 million in 2003, and the contribution from our participating interest in generic omeprazole.

NON-OPERATING ITEMS

Interest income and expense

        Interest income was $7.2 million in 2003 compared to $3.6 million in 2002, an increase of $3.6 million or 100%. Interest income included interest earned on our investment portfolio, which comprises primarily high-grade money market funds, and government and corporate debt securities, as well as interest on settlement payments.

        Interest expense was $41.3 million in 2003 compared to $32.0 million in 2002, an increase of $9.3 million or 29%. Interest expense mainly comprised interest on our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes"), which were issued in March 2002. In June 2002, we entered into three interest rate swaps in an aggregate notional amount of $200.0 million, which involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments based on six-month London Interbank Offering Rate ("LIBOR") plus a spread. Net receipts of $7.3 million in 2003 and $3.3 million in 2002 relating to these swaps were recorded as a reduction to interest expense.

        In 2003 and 2002, interest expense also included interest on advances under our revolving term credit facility, as well as the amortization of the discounts on obligations primarily related to the acquisitions of intangible assets, which amounted to $7.4 million and $5.3 million in 2003 and 2002, respectively.

Foreign exchange gain or loss

        We recorded a foreign exchange loss of $14.0 million in 2003 compared to a foreign exchange gain of $0.7 million in 2002. The foreign exchange loss in 2003 included a $13.1 million loss related to our Canadian dollar denominated obligation to GSK for the acquisition of the rights to Wellbutrin® SR and Zyban® in Canada, and was the result of a strengthening of the Canadian dollar relative to the U.S. dollar during 2003. We paid the final instalment related to this obligation in March 2004.

        The remaining foreign exchange gains or losses in 2003 and 2002 mainly reflected the impact of foreign exchange fluctuations on our non-U.S. dollar denominated cash and cash equivalents, accounts receivable and accounts payable balances.

Other income or expense

        In 2003, we recorded a $1.0 million equity loss related to our investment in a venture fund that invests in early stage technologies.

Income taxes

        Our low effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded a recovery of income taxes of $4.0 million in 2003 (which included a reduction in our provision for tax contingencies of $12.0 million, due to the resolution of certain tax uncertainties and incremental tax losses in the United States), and a provision for income taxes of $11.7 million in 2002 (which included a $9.8 million recovery of future income taxes related to the reversal of temporary differences in the United States). Our effective tax rate was affected by the availability of unrecognized tax loss carryforwards that can be used to offset taxable income in Canada and the United States, as well as losses that were incurred in the United States in 2003 due to the expansion of our commercial operations and the costs associated with the launches of new products.

        Our future effective tax rate will depend on the relative profitability of our domestic and foreign operations, the statutory tax rates of the related tax jurisdictions, and the timing of the release, if any, of the valuation allowance. In 2004, we expect our effective tax rate to reflect anticipated losses from our operations in the United States due to planned investments to strengthen and expand our sales and marketing infrastructure.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO 2001

REVENUE

        The following table displays the dollar amount of each source of revenue in 2002 and 2001, the percentage of each source of revenue as compared to total revenue in the respective year, and the dollar and percentage change in the dollar amount of each source from 2001 to 2002.

	Years ended December 31
($ in 000s)
	2002		2001		Change
Product sales	$645,986	82%	$521,154	89%	$124,832	24%
Research and development	28,425	4	14,596	3	13,829	95
Co-promotion, royalty and licensing	113,614	14	47,513	8	66,101	139

	$788,025	100%	$583,263	100%	$204,762	35%

Product sales

        The following table displays product sales by category in 2002 and 2001, the percentage of each category as compared to total product sales in the respective year, and the dollar and percentage changes in the dollar amount of each category from 2001 to 2002.

	Years ended December 31
($ in 000s)
	2002		2001		Change
Promoted products	$108,261	17%	—	—	$108,261	N/A
BPC products	32,565	5	19,114	4	13,451	70

Core products	140,826	22	19,114	4	121,712	637
Legacy products	323,626	50	324,693	62	(1,067)	—
Generic products	181,534	28	177,347	34	4,187	2

	$645,986	100%	$521,154	100%	$124,832	24%

        Product sales were $646.0 million in 2002 compared to $521.2 million in 2001, an increase of $124.8 million or 24%.

        The promotion of our Promoted products commenced in 2002. Promoted product sales were $108.3 million in 2002, which comprised sales of Zovirax Ointment, which we acquired from GSK effective January 1, 2002, and Teveten®, which we acquired from Solvay in March 2002.

        BPC product sales were $32.6 million in 2002 compared to $19.1 million in 2001, an increase of $13.5 million or 70%. The increase in BPC product sales in 2002 compared to 2001 was due to higher Tiazac® sales.

        Core product sales is a subtotal that includes all products that we actively promote. Core product sales were $140.8 million in 2002 compared to $19.1 million in 2001, an increase of $121.7 million or 637%. The increase in Core product sales primarily reflected the additions of Zovirax Ointment and Teveten® in the United States, and higher Tiazac® sales in Canada.

        Legacy product sales were $323.6 million in 2002 compared to $324.7 million in 2001, a decrease of $1.1 million or less than 1%. In 2002, the added contribution from Vasotec® and Vaseretic®, which we acquired from Merck in May 2002, was offset by a decline in Cardizem® CD and Rondec sales.

        Generic product sales were $181.5 million in 2002 compared to $177.3 million in 2001, an increase of $4.2 million or 2%. The increase in Generic product sales in 2002 compared to 2001 reflected the approval and launch of our 90 mg generic version of Adalat CC in August 2002.

Research and development

        Research and development activities generated revenue of $28.4 million in 2002 compared to $14.6 million in 2001, an increase of $13.8 million or 95%.

        In 2002, research and development revenue included $11.5 million of revenue associated with our development of Wellbutrin XL™ in collaboration with GSK. During 2002, we completed the development of Wellbutrin XL™. In 2002 and 2001, our remaining research and development revenue was primarily generated from clinical research and laboratory testing services provided to external customers by our contract research operation.

Co-promotion, royalty and licensing

        Co-promotion, royalty and licensing activities generated revenue of $113.6 million in 2002 compared to $47.5 million in 2001, an increase of $66.1 million or 139%.

        In 2002, we earned four quarterly increments, of $10.0 million each, related to our co-promotion, with GSK, of Wellbutrin SR® in the United States. Our remaining co-promotion revenue was related to the co-promotion of Celexa in Canada, which amounted to $21.0 million and $16.0 million in 2002 and 2001, respectively.

        Royalty revenue increased in 2002 compared to 2001 due to the added contribution from our participating interest in the gross profit on sales by a third party of generic omeprazole, which amounted to $20.3 million in 2002.

OPERATING EXPENSES

        The following table displays the dollar amount of each operating expense item in 2002 and 2001, the percentage of each item as compared to total revenue in the respective year, and the dollar and percentage change in the dollar amount of each item from 2001 to 2002.

	Years ended December 31
($ in 000s)
	2002		2001		Change
Cost of goods sold	$164,706	21%	$125,995	21%	$38,711	31%
Research and development	52,150	7	51,017	9	1,133	2
Selling, general and administrative	166,397	21	110,290	19	56,107	51
Amortization	125,849	16	98,097	17	27,752	28
Write-down of assets	31,944	4	80,482	13	(48,538)	(60)

	$541,046	69%	$465,881	79%	$75,165	16%

Cost of goods sold and gross margins

        Cost of goods sold was $164.7 million in 2002 compared to $126.0 million in 2001, an increase of $38.7 million or 31%. Gross margins based on product sales were 75% in 2002 compared to 76% in 2001.

        The increase in cost of goods sold in 2002 compared to 2001 primarily reflected the additions of Zovirax Ointment and Teveten®. The gross margin in 2002 compared to 2001 was affected by a lower proportion of higher margin Cardizem® CD sales in the overall product mix and the additions of Zovirax Ointment and Teveten® sales, which generated lower margins relative to other of our products, offset by the inclusion of Vasotec® and Vaseretic® sales, which generated higher margins relative to other of our products.

Research and development

        Research and development expenses were $52.1 million in 2002 compared to $51.0 million in 2001, an increase of $1.1 million or 2%. As a percentage of total revenue, research and development expenses were 7% in 2002 compared to 9% in 2001.

        In 2002, we completed the development of our once-daily formulation of bupropion HCl, which allowed GSK to file an NDA for Wellbutrin XL™ in August 2002. In addition, we completed a Phase III clinical trial to support the submission of a supplemental NDA for an angina indication for Cardizem® LA in June 2003, and we completed, or were in the process of completing, a number of comparative Phase IV studies involving Cardizem® LA.

Selling, general and administrative

        Selling, general and administrative expenses were $166.4 million in 2002 compared to $110.3 million in 2001, an increase of $56.1 million or 51%. As a percentage of total revenue, selling, general and administrative expenses were 21% in 2002 compared to 19% in 2001.

        Selling, general and administrative expenses increased in 2002 compared to 2001 mainly due to the expansion of our commercial operations in the United States and the incremental sales and marketing costs associated with Zovirax Ointment and Teveten®, as well as costs associated with the co-promotion of Wellbutrin SR® in the United States. Sales and marketing costs were recorded net of a $10.0 million marketing allowance paid by Solvay in 2002 to reimburse us for the agreed upon direct costs to support the re-launch of Teveten®. In

2002, we also expensed a portion of the costs associated with the development of the Cardizem® LA promotional program. In the fourth quarter of 2002, selling, general and administrative expenses included co-promotion fees payable to Reliant.

Amortization

        Amortization expense was $125.8 million in 2002 compared to $98.1 million in 2001, an increase of $27.7 million or 28%. As a percentage of total revenue, amortization expense was 16% in 2002 compared to 17% in 2001.

        The increase in amortization expense in 2002 compared to 2001 reflected the amortization of our participating interest in generic omeprazole of $13.5 million, and the incremental amortization associated with the acquired Zovirax, Teveten®, Vasotec® and Vaseretic® intangible assets. In 2002, amortization expense was reduced by the elimination of goodwill and workforce related amortization, which amounted to $6.9 million in 2001.

Write-down of assets

        In 2002, we recorded a charge of $31.9 million primarily related to the write-down of the net book value of the generic Adalat CC product rights that we acquired from Elan, net of our corresponding obligation to Elan. In June 2002, we entered into a settlement with Elan and the FTC with respect to the introduction of generic versions of Adalat CC. As a result of this settlement, our agreements with Elan related to our in-licensing of Elan's generic versions of Adalat CC were terminated.

        In 2001, we recorded a charge of $80.5 million primarily related to the write-down of the net book values of the Keftab and Dura-Vent product rights. In March 2001, Keftab was voluntarily recalled by Lilly due to problems with this product's stability. In November 2000, the FDA requested a voluntary recall of products containing phenylpropanolamine ("PPA"). We immediately stopped shipments of our Dura-Vent products containing PPA and initiated a recall of these products from wholesalers and pharmacies. Subsequent supply interruptions resulted in a deterioration of customer awareness of Keftab and Dura-Vent, which would have required substantial promotional efforts to restore if these products were to have been re-launched. We evaluated the current and forecasted market shares for Keftab and Dura-Vent and determined that these product rights had been permanently impaired.

OPERATING INCOME

        We recorded operating income of $247.0 million in 2002 compared to $117.4 million in 2001, an increase of $129.6 million or 110%.

        The increase in operating income in 2002 compared to 2001 was mainly due to sales of our Promoted products, the inclusion of Wellbutrin SR® co-promotion revenue, and the contribution from our participating interest in generic omeprazole. These factors were partly offset by an increase in our investment spending on sales and marketing activities, as well as on the expansion of our U.S. commercial operations. In addition, asset impairments reduced operating income by an aggregate amount of $31.9 million in 2002 compared to $80.5 million in 2001.

NON-OPERATING ITEMS

Interest income and expense

        Interest income was $3.6 million in 2002 compared to $2.7 million in 2001, an increase of $0.9 million or 33%. Interest income included interest earned on our investment portfolio, which comprises primarily high-grade money market funds, and government and corporate debt securities.

        Interest expense was $32.0 million in 2002 compared to $21.1 million in 2001, an increase of $10.9 million or 52%. In 2002, interest expense mainly comprised interest on our Notes, which were issued in March 2002. In June 2002, we entered into three interest rate swaps in an aggregate notional amount of $200.0 million, which involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments based on six-month LIBOR plus a spread. Net receipts of $3.3 million in 2002 relating to these swaps were recorded as a reduction to interest expense.

        In 2002 and 2001, interest expense also included interest on advances under our revolving term credit facility, as well as the amortization of the discounts on obligations related to the acquisitions of intangible assets, which amounted to $5.3 million and $11.0 million in 2002 and 2001, respectively.

Foreign exchange gain or loss

        We recorded a foreign exchange gain of $0.7 million in 2002 compared to a foreign exchange loss of $1.1 million in 2001. Foreign exchange gains or losses in 2002 and 2001 mainly reflected the impact of foreign exchange fluctuations on our non-U.S. dollar denominated cash and cash equivalents, accounts receivable and accounts payable balances.

Income taxes

        Our low effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded a provision for income taxes of $11.7 million in 2002 and a recovery of income taxes of $26.0 million in 2001. We recorded recoveries of future income taxes of $9.8 million and $39.8 million in 2002 and 2001, respectively, related to the reversal of temporary differences and the write-down of assets in the United States. Our effective tax rate was affected by availability of unrecognized tax loss carryforwards that can be used to offset taxable income in Canada and the United States, as well as the low profitability of our operations in the United States in 2002 due to the expansion of our commercial operations and the costs associated with the launches of new products.

Interest on Convertible Subordinated Preferred Equivalent Debentures

        The value of our 6.75% Convertible Subordinated Preferred Equivalent Debentures due March 31, 2025 ("Debentures") was comprised of the holder conversion option and the interest and principal components. In 2001, interest on our Debentures was comprised of interest expense of $14.9 million and the accretion of the principal and interest components of $13.5 million.

Debt conversion premiums

        In 2001, we recorded debt conversion premiums of aggregate $34.9 million on the surrender and redemption of the $300.0 million aggregate principal amount of our outstanding Debentures. The portions of these premiums related to the interest and principal components of our Debentures of $10.0 million were deducted from net income for the determination of net income attributable to common shareholders, and the portions of these premiums related to the holder conversion option of $24.9 million were charged to retained earnings.

SUMMARY OF QUARTERLY RESULTS

(In 000s, except per share data)	Q1(1),(2)	Q2(1),(2)	Q3(1),(2)	Q4(2)	Full-Year(2)
2003
Revenue	$191,390	$217,283	$215,314	$199,735	$823,722
Net income (loss)	35,368	49,238	13,351	(138,302)	(40,345)
Basic earnings (loss) per share	$0.22	$0.31	$0.08	$(0.87)	$(0.25)
Diluted earnings (loss) per share	$0.22	$0.31	$0.08	$(0.87)	$(0.25)

2002
Revenue	$155,253	$185,131	$208,944	$238,697	$788,025
Net income	40,665	50,069	59,247	57,572	207,553
Basic earnings per share	$0.26	$0.33	$0.41	$0.37	$1.37
Diluted earnings per share	$0.24	$0.31	$0.38	$0.36	$1.29

(1)
Restatement

During the course of the preparation of our 2003 annual consolidated financial statements, we determined that we had applied an inappropriate exchange rate to a Canadian dollar denominated long-term obligation. In December 2002, we acquired the rights, through a subsidiary whose functional currency is the U.S. dollar, to Wellbutrin® SR and Zyban® in Canada from GSK in a transaction denominated in Canadian dollars. At the date of acquisition, we recorded the acquired assets and the related long-term obligation in U.S. dollars at the exchange rate existing at that date. However, in our previously issued interim financial statements for 2003, we did not adjust the Wellbutrin® and Zyban® obligation to reflect changes in the exchange rate except for payments made on that obligation when a foreign exchange loss was recorded on the payment transactions. U.S. GAAP requires that monetary balances denominated in a currency other than an entity's functional currency be translated to reflect the exchange rates in existence at each balance sheet date. Consequently, the impact of the translation of the Wellbutrin® and Zyban® obligation, using the exchange rates existing at March 31, 2003, June 30, 2003 and September 30, 2003, on our previously reported interim results of operations in 2003 is summarized in the following table.

(In 000s, except per share data)	Q1	Q2	Q3
2003
Net income as previously reported	$40,760	$53,166	$10,222
Foreign exchange adjustments	(5,392)	(3,928)	3,129

Net income as restated	35,368	49,238	13,351

Basic earnings per share
As previously reported	$0.26	$0.34	$0.06
As restated	$0.22	$0.31	$0.08
Diluted earnings per share
As previously reported	$0.26	$0.33	$0.06
As restated	$0.22	$0.31	$0.08

(2)
Impact of specific events on operations
The impacts of specific events on our interim and full-year results of operations in 2003 and 2002 are identified in the following table.

(In 000s, except per share data)	Q1	Q2	Q3	Q4	Full-Year
2003
Relocation costs	$—	$—	$3,156	$4,383	$7,539
Write-down of assets	—	—	—	82,189	82,189
Extinguishment of royalty obligation	—	—	—	61,348	61,348
Foreign exchange loss (gain) on long-term obligation	5,392	6,601	(655)	1,723	13,061
Reduction in tax contingency provision	—	—	—	(12,000)	(12,000)

Total	$5,392	$6,601	$2,501	$137,643	$152,137

Total per share (diluted)	$0.03	$0.04	$0.02	$0.86	$0.95

2002
Write-down of assets	$—	$—	$1,369	$30,575	$31,944

Write-down of assets per share (diluted)	$—	$—	$0.01	$0.19	$0.20

FINANCIAL POSITION

	Years ended December 31
(In 000s)
	2003	2002	Change
Working capital	$149,884	$(23,527)	$173,411
Long-lived assets	1,792,396	1,836,711	(44,315)
Long-term obligations	812,526	732,111	80,415
Shareholders' equity	1,266,826	1,264,787	2,039

        Working capital increased by $173.4 million to $149.9 million at December 31, 2003 from negative $23.5 million at December 31, 2002. The current ratio improved to 1.6:1 at December 31, 2003 from 0.9:1 at December 31, 2002. The increase in working capital was mainly due to higher cash and cash equivalents and inventory balances, and lower current portion of long-term obligations balance. The increase in inventories was mainly due to the addition of raw material and work in process inventories of Wellbutrin XL™, as well as finished goods inventories of other new products, such as Cardizem® LA, Ativan® and Isordil®. The decline in the current portion of long-term obligations reflected payments made in 2003 related to the extension of the Zovirax distribution agreement, and to the acquisition of Wellbutrin® SR and Zyban® in Canada.

        Long-lived assets comprise property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. Long-lived assets declined by net $44.3 million to $1,792.4 million at December 31, 2003 from $1,836.7 million at December 31, 2002. Capital expenditures on property, plant and equipment were $36.9 million in 2003, which consisted mainly of additions to our manufacturing capacity to meet demand for the launches of Wellbutrin XL™ and Cardizem® LA. Additions to intangible assets in 2003 included the Ativan® and Isordil® trademarks, product rights and technology for $125.7 million and an additional participating interest in generic omeprazole for $35.5 million. Additions to intangible assets in 2003 also included acquired research and development, comprising: (i) $16.0 million related to our acquisition of Tramadol FT and Tramadol/Acetaminophen FT from Ethypharm; (ii) $26.4 million related to our interest in BNC-PHARMAPASS's carvedilol, eprosartan and tamsulosin products; (iii) $44.2 million related to our acquisition of the Athpharma products; and (iv) $38.1 million related to our acquisition of the Ativan® products under development. Offsetting these additions to property, plant and equipment and intangible assets was depreciation and amortization of $256.4 million, and the write-downs of the Cedax and Rondec product rights of

$43.4 million and acquired research and development of $37.1 million, as well as the repayment of our loan receivable from Reliant, coincident with the termination of our co-promotion arrangement with Reliant, which amounted to $30.0 million at December 31, 2002.

        Long-term obligations, including the current portion thereof, increased by $80.4 million to $812.5 million at December 31, 2003 from $732.1 million at December 31, 2002. In 2003, we borrowed an additional $170.0 million under our revolving term credit facility, for a total of $280.0 million drawn at December 31, 2003, and we added a long-term obligation of $17.5 million related to the acquisition of Ativan® and Isordil®. In 2003, we repaid $119.3 million of long-term obligations related to the acquisitions of intangible assets.

        Shareholders' equity increased by $2.0 million to $1,266.8 million at December 31, 2003 from $1,264.8 million at December 31, 2002. The increase in shareholders' equity reflected the issuance of $12.1 million of common shares, mainly on the exercise of stock options, and the repayment to us of $10.0 million of Executive Stock Purchase Plan ("ESPP") loans in 2003. The increase in shareholders' equity also reflected a $20.2 million foreign currency translation adjustment reflecting the impact of the strengthening of the Canadian dollar relative to the U.S. dollar, offset by the net loss of $40.3 million recorded in 2003.

CASH FLOWS

        At December 31, 2003, we had cash and cash equivalents of $133.3 million compared to $56.1 million at December 31, 2002 and $434.9 million at December 31, 2001.

	Years ended December 31
(In 000s)
	2003	2002	2001
Cash provided by operating activities	$281,979	$334,104	$309,082
Cash used in investing activities	(278,446)	(792,467)	(57,747)
Cash provided by financing activities	72,523	79,533	58,641
Effect of exchange rate changes on cash and cash equivalents	1,125	19	(229)

Increase (decrease) in cash and cash equivalents	$77,181	$(378,811)	$309,747

Year ended December 31, 2003

        Net cash provided by operating activities was $282.0 million in 2003, related to the following items:

    •
    A net loss of $40.3 million.

    •
    Adjustments for non-cash items of $355.6 million, which included depreciation and amortization of $257.1 million, and a charge related to the write-down of assets of $82.2 million.

    •
    Net changes in non-cash operating items that reduced cash flows from operations by $33.3 million, mainly due to an increase in inventories and a decrease in income taxes payable, partially offset by a decrease in accounts receivable.

        Net cash used in investing activities was $278.4 million in 2003, related primarily to the following items:

    •
    Acquisitions of $242.3 million of intangible assets, which included initial cash payments of $146.3 million for Ativan® and Isordil®, $35.5 million related to our participating interest in generic omeprazole, $44.2 million for the Athpharma products, and $16.0 million for Tramadol FT and Tramadol/Acetaminophen FT.

    •
    Capital expenditures of $36.9 million.

    •
    Acquisition of our interest in BNC-PHARMAPASS for $25.7 million, net of cash acquired.

    •
    Advance to Reliant of an additional $40.0 million, for a total loan receivable of $70.0 million.

    •
    Repayment in cash of $61.1 million of the loan receivable from Reliant.

    •
    Proceeds of $10.0 million from the Lilly settlement payment related to the disposal of the Keftab product rights.

        Net cash provided by financing activities was $72.5 million in 2003, related primarily to the following items:

    •
    Borrowings of $170.0 million under our revolving term credit facility.

    •
    Proceeds of $12.1 million from the issue of common shares, mainly on the exercise of stock options.

    •
    Repayment to us of $10.0 million of ESPP loans.

    •
    Repayment of $119.3 million of long-term obligations related to the acquisitions of intangible assets.

        Overall, cash and cash equivalents increased by $77.2 million in 2003.

Year ended December 31, 2002

        Net cash provided by operating activities was $334.1 million in 2002, related to the following items:

    •
    Net income of $207.6 million.

    •
    Adjustments for non-cash items of $168.5 million, which included depreciation and amortization of $136.7 million, and a charge related to the write-down of assets of $31.9 million, offset by a recovery of future income taxes of $9.8 million.

    •
    Net changes in non-cash operating items that reduced cash flows from operations by $41.9 million, mainly due to an increase in accounts receivable, partially offset by increases in accounts payable and accrued liabilities.

        Net cash used in investing activities was $792.5 million in 2002, related primarily to the following items:

    •
    Acquisitions of $375.4 million of intangible assets, which included $133.4 million for Zovirax and $94.3 million for Teveten®, and initial cash payments of $145.7 million for Vasotec® and Vaseretic®.

    •
    Business acquisitions, net of cash acquired, of $240.6 million, which comprised $178.7 million for Pharma Pass and $61.9 million for Pharma Tech.

    •
    Acquisitions of $85.1 million of long-term investments, which included equity investments in Ethypharm and Depomed of $67.8 million and $13.7 million, respectively.

    •
    Capital expenditures of $61.4 million.

    •
    Advance to Reliant of $30.0 million.

        Net cash provided by financing activities was $79.5 million in 2002, related primarily to the following items:

    •
    Net proceeds of $384.3 million on the issue of our Notes.

    •
    Proceeds of $112.8 million on the exercise of warrants.

    •
    Borrowings of $110.0 million under our revolving term credit facility.

    •
    Proceeds of $19.6 million from the issue of common shares, mainly on the exercise of stock options.

    •
    Repurchases of $503.1 million of our common shares on the open market, under our stock repurchase program, at an average price of $39.08 per share.

    •
    Repayment of $42.0 million of long-term obligations related to the acquisitions of intangible assets.

        Overall, cash and cash equivalents decreased by $378.8 million in 2002.

Year ended December 31, 2001

        Net cash provided by operating activities was $309.1 million in 2001, related to the following items:

    •
    Net income of $124.0 million.

    •
    Adjustments for non-cash items of $163.8 million, which included depreciation and amortization of $108.9 million, and a charge related to the write-down of assets of $80.5 million, offset by a recovery of future income taxes of $39.8 million.

    •
    Net changes in non-cash operating items that increased cash flows from operations by $21.3 million, mainly due to decreases in accounts payable and accrued liabilities, partially offset by an increase in inventories.

        Net cash used in investing activities was $57.7 million in 2001, related primarily to the following items:

    •
    Capital expenditures of $44.4 million.

    •
    Acquisitions of $27.4 million of intangible assets, offset by the recovery of $15 million previously paid to Elan to license its generic versions of Adalat CC.

        Net cash provided by financing activities was $58.6 million in 2001, related primarily to the following items:

    •
    Net proceeds of $560.0 million from our November 2001 equity offering.

    •
    Proceeds of $29.2 million from the issue of common shares, mainly on the exercise of stock options.

    •
    Proceeds of $29.1 million on the exercise of warrants.

    •
    Repayments of $210.0 million under our revolving term credit facility.

    •
    Repayments $193.4 million of long-term obligations related to the acquisitions of intangible assets.

    •
    Repurchases of $120.0 million of our common shares on the open market, under our stock repurchase program, at an average price of $41.79 per share.

    •
    Interest payments of $13.6 million on our Debentures.

    •
    Payments of $11.3 million to redeem our Debentures.

    •
    Advance of $10.0 million of ESPP loans.

        Overall, cash and cash equivalents increased by $309.7 million in 2001.

OFF-BALANCE SHEET ARRANGEMENTS

        We did not have any off-balance sheet arrangements at December 31, 2003, other than operating leases, purchase obligations and contingent milestone payments in the normal course of business, which are reflected in the contractual obligations table below.

LIQUIDITY AND CAPITAL RESOURCES

        At December 31, 2003, we had total long-term obligations of $812.5 million, including the current portion thereof, which included the carrying value of our Notes of $397.7 million, borrowings under our revolving term credit facility of $280.0 million and obligations related to the acquisitions of intangible assets of $127.8 million. At March 31, 2004, we had repaid $80.0 million under our revolving term credit facility and $33.1 million of obligations related to the acquisitions of intangible assets.

        In March 2004, we renewed our revolving term credit facility at $400.0 million. This facility is renewable for one-year revolving terms at the lenders' option, with a one-year term out at our option. This credit facility may be used for general corporate purposes, including acquisitions. At December 31, 2003 and March 31, 2004, we were in compliance with all financial and non-financial covenants associated with this credit facility. At December 31, 2003 and March 31, 2004, we had advances of $280.0 million and $200.0 million, respectively, borrowed under this credit facility, and at each of these dates we had a letter of credit with a balance of $61.2 million issued under this credit facility. This letter of credit secures the remaining semi-annual payments we are required to make under the Vasotec® and Vaseretic® agreement. At March 31, 2004, we had a remaining balance of $138.8 million available to borrow under this credit facility.

        The following table summarizes our fixed and contingent contractual obligations at December 31, 2003.

	Maturities by period
(In 000s)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term obligations	$814,836	$62,669	$340,917	$11,250	$400,000
Operating lease obligations	38,200	6,400	12,000	6,200	13,600
Purchase obligation(1)	12,193	4,794	7,399	—	—
Purchase obligation(2)	21,167	N/A	N/A	N/A	N/A
Contingent milestone payments(3)	134,785	N/A	N/A	N/A	N/A

Total contractual obligations	$1,021,181	$73,863	$360,316	$17,450	$413,600

(1)
This purchase obligation is in connection with the manufacture and supply of Vasotec® and Vaseretic®. We are obligated to make semi-annual payments to Merck for minimum product quantities (regardless of the actual product supplied).

(2)
This purchase obligation is in connection with the acquisition of Ativan® and Isordil®. We will pay Wyeth a $20.0 million additional rights payment, increasing at 10% per annum, on the approval by the FDA of the first Ativan® line extension product that may be developed by us. As this payment is contingent on receiving FDA approval of the first Ativan® line extension product, it does not have a defined maturity.

(3)
This amount comprises material contingent milestone payments in connection with certain research and development collaborations with third parties. As these payments are primarily contingent on receiving regulatory approval for the products under development, they do not have defined maturities.

        In November 2003, we implemented a stock repurchase program pursuant to which we are entitled to purchase up to approximately 13.2 million of our common shares on or before November 25, 2004. Any common shares purchased by us under this program will be cancelled. To April 23, 2004, we have not repurchased any common shares under this program.

        We believe that our existing balance of cash and cash equivalents, together with cash expected to be generated by our operations and existing funds available under our revolving term credit facility will be sufficient to support our operational, capital expenditure and interest requirements, as well as to meet our obligations as they become due. However, in the event that we make significant future acquisitions or change our capital structure, we may be required to raise additional funds through additional borrowings or the issuance of additional debt or equity securities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We currently use derivative financial instruments to manage our exposure to interest rate risk. We use derivative financial instruments as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are in Canadian dollars. In 2003, we incurred a foreign exchange loss of $13.1 million related to our Canadian dollar denominated obligation to GSK for the acquisition of the rights to Wellbutrin® SR and Zyban® in Canada. We paid the final instalment related to this obligation in March 2004 and, consequently, we do not have any material remaining non-U.S. dollar denominated obligations. A 10% change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Interest rate risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal and, accordingly, we invest in high-grade money market funds, and government and corporate securities with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our revolving term credit facility. This credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance. At our option we may lock in a rate of interest for a period of up to one year.

        The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and, consequently, the fair values of these obligations are affected by changes in interest rates.

        The fair value of our fixed rate Notes is affected by changes in interest rates. We manage this exposure to interest rate changes through the use of interest rate swaps, which modify our exposure to interest rate fluctuations by converting one-half of our fixed rate Notes to floating rate.

        Based on our overall interest rate exposure, a 10% change in interest rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Investment risk

        We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general economic conditions. We regularly review the carrying values of our investments and record losses when events and circumstances indicate that there have been other than temporary declines in their fair values.

        Our initial equity investment in Ethypharm is protected in the event of any private or public financing undertaken by Ethypharm prior to June 2005. We are monitoring our investment in Ethypharm, as Ethypharm will need to achieve improvements in operating performance or a write-down of this investment may become necessary.

        A 10% change in the aggregate fair values of our investments would have a material effect on our consolidated results of operations; however, it would not have a material effect on our consolidated financial position or cash flows.

RECENT ACCOUNTING PRONOUNCEMENT

        In December 2001, the CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" (as amended in November 2003). CICA Handbook Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation, and other stock-based payments, and applies to awards granted on or after January 1, 2002. Under the provisions of Handbook Section 3870, prior to January 1, 2004, companies could either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or could recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method was applied, pro forma disclosure of net income or loss and earnings or loss per share was required in the financial statements as if the fair value-based method had been applied. Effective January 1, 2004, CICA Handbook Section 3870 requires that all stock-based compensation be measured and expensed using a fair value-based methodology. Prior to January 1, 2004, we recognized employee stock-based compensation under the intrinsic value-based method and provided pro forma disclosure of net income or loss and earnings or loss per share as if the fair value-based method had been applied. Effective January 1, 2004, we have adopted the fair value-based method for recognizing employee stock-based compensation on a retroactive basis to January 1, 1996, without restatement of prior periods. The cumulative effect of the change in accounting policy on prior periods resulted in a charge to deficit of $80.8 million at January 1, 2004.

        In December 2001 (as amended in June 2003), the CICA issued Accounting Guideline ("AcG") No. 13, "Hedging Relationships". AcG No.13 establishes the criteria for identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. AcG No. 13 does not specify hedge-accounting methods. AcG No. 13 is to be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. In June 2002, the CICA's Emerging Issues Committee ("EIC") issued EIC No. 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments". EIC No. 128 establishes that a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG No. 13 should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in net income. We have adopted the new guidelines effective January 1, 2004.

        In June 2003, the CICA issued Accounting Guideline ("AcG") No. 15, "Consolidation of Variable Interest Entities". AcG No. 15 provides guidance for applying the principles in CICA Handbook Section 1590, "Subsidiaries", to certain entities. Although the CICA is contemplating amendments to this guideline, it is expected to be effective for our 2005 fiscal year. When the CICA issues the amended guideline, we will review AcG No. 15 to determine the impact, if any, on our consolidated financial statements.

Consolidated Financial Statements
In Accordance with Canadian Generally Accepted Accounting Principles
(expressed in U.S. dollars)

Biovail Corporation

December 31, 2003

MANAGEMENT REPORT

        The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with Canadian generally accepted accounting principles ("GAAP"). In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

        The consolidated financial statements and information contained in the Management's Discussion and Analysis ("MD&A") necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate considerations to materiality. In addition, in preparing the financial information management must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

        The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company's policies for doing business. This system is supported by written policies and procedures for key business activities; the hiring of qualified, competent staff; and by a continuous planning and monitoring program.

        Ernst & Young LLP has been engaged by the Company's shareholders to audit the consolidated financial statements. During the course of their audit, Ernst & Young LLP reviewed the Company's system of internal controls to the extent necessary to render their opinion on the consolidated financial statements.

        The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out the responsibility principally through its Audit Committee. The members of the Audit Committee are outside Directors. The Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Ernst & Young LLP has full and free access to the Audit Committee.

        Management acknowledges its responsibility to provide financial information that is representative of the Company's operations, is consistent and reliable, and is relevant for the informed evaluation of the Company's activities.

EUGENE N. MELNYK Chairman of the Board and Chief Executive Officer	BRIAN H. CROMBIE Senior Vice President and Chief Financial Officer

To the Shareholders of
 Biovail Corporation

        We have audited the consolidated balance sheets of Biovail Corporation as at December 31, 2003 and 2002 and the consolidated statements of income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

        On April 23, 2004, we reported separately to the shareholders of Biovail Corporation on the consolidated financial statements for the same periods, prepared in accordance with United States generally accepted accounting principles.

Toronto, Canada, April 23, 2004	ERNST & YOUNG LLP Chartered Accountants

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	As at December 31
	2003 $	2002 $
ASSETS
Current
Cash and cash equivalents (note 4)	133,261	56,080
Accounts receivable (note 5)	179,374	190,980
Inventories (note 6)	84,058	53,047
Deposits and prepaid expenses	15,759	21,524

	412,452	321,631

Long-term investments (note 7)	92,756	79,324
Property, plant and equipment, net (note 8)	173,804	136,784
Goodwill, net (note 2)	103,429	104,827
Intangible assets, net (notes 2 and 9)	1,457,226	1,500,397
Other assets, net (note 10)	57,937	94,703

	2,297,604	2,237,666

LIABILITIES
Current
Accounts payable	67,932	71,641
Accrued liabilities (note 11)	105,201	106,005
Minority interest (note 3)	679	—
Income taxes payable	24,175	35,691
Deferred revenue (note 12)	5,765	9,231
Current portion of long-term obligations (note 13)	58,816	122,590

	262,568	345,158

Deferred revenue (note 12)	14,500	18,200
Long-term obligations (note 13)	753,710	609,521

	1,030,778	972,879

SHAREHOLDERS' EQUITY
Common shares (note 14)	1,469,627	1,455,548
Stock options outstanding	2,290	4,206
Executive Stock Purchase Plan loans (note 14)	—	(9,988)
Deficit	(222,931)	(182,586)
Cumulative translation adjustment	17,840	(2,393)

	1,266,826	1,264,787

	2,297,604	2,237,666

Commitments and contingencies (notes 3, 23 and 24)

On behalf of the Board:

EUGENE N. MELNYK Chairman of the Board and Chief Executive Officer	LAURENCE E. PAUL, M.D. Director

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars, except per share data)

	Years ended December 31
	2003 $	2002 $	2001 $
REVENUE
Product sales	632,898	645,986	521,154
Research and development	14,239	28,425	14,596
Co-promotion, royalty and licensing	176,585	113,614	47,513

	823,722	788,025	583,263

EXPENSES
Cost of goods sold (note 3)	139,456	164,706	125,995
Research and development	86,570	52,150	51,017
Selling, general and administrative	242,771	166,397	110,290
Amortization	240,650	125,849	98,097
Write-down of assets (note 15)	82,189	31,944	80,482
Extinguishment of royalty obligation (note 21)	61,348	—	—
Settlements (note 16)	(34,055)	—	—

	818,929	541,046	465,881

Operating income	4,793	246,979	117,382
Interest income	7,165	3,608	2,742
Interest expense (note 13)	(41,286)	(32,005)	(21,060)
Foreign exchange gain (loss)	(14,007)	700	(1,072)
Other expense	(1,010)	—	—

Income (loss) before provision for (recovery of) income taxes	(44,345)	219,282	97,992
Provision for (recovery of) income taxes (note 17)	(4,000)	11,729	(25,998)

Net income (loss)	(40,345)	207,553	123,990
Interest on Convertible Subordinated Preferred Equivalent Debentures (note 18)	—	—	(28,436)
Debt conversion premiums (note 18)	—	—	(10,001)

Net income (loss) attributable to common shareholders	(40,345)	207,553	85,553

Earnings (loss) per share (note 19)
Basic	(0.25)	$1.37	$0.62
Diluted	(0.25)	$1.29	$0.57

Weighted average number of common shares outstanding (000s) (note 19)
Basic	158,516	151,960	136,928
Diluted	158,516	160,463	150,690

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

		Common shares
	Convertible Subordinated Preferred Equivalent Debentures $	Shares (000s)	Amount $	Stock options outstanding $	Executive Stock Purchase Plan loans $	Warrants outstanding $	Retained earnings (deficit) $	Cumulative translation adjustment $	Total $
Balance, January 1, 2001	301,297	131,461	484,499	2,810	—	7,912	43,067	(475)	839,110
Issued on the exercise of stock options (note 14)	—	2,906	29,507	(683)	—	—	—	—	28,824
Issued under Employee Stock Purchase Plan (note 14)	—	6	280	—	—	—	—	—	280
Cancelled under stock repurchase program (note 14)	—	(2,871)	(14,354)	—	—	—	(105,633)	—	(119,987)
Issued pursuant to equity offering (note 14)	—	12,500	587,500	—	—	—	—	—	587,500
Issue costs (note 14)	—	—	(27,454)	—	—	—	—	—	(27,454)
Convertible Subordinated Preferred
Equivalent Debentures (note 18)
Accretion of principal and interest components	28,436	—	—	—	—	—	(28,436)	—	—
Interest paid	(13,612)	—	—	—	—	—	—	—	(13,612)
Issued on surrender and redemption	(316,013)	10,433	339,695	—	—	—	(34,923)	—	(11,241)
Redeemed for cash	(108)	—	—	—	—	—	—	—	(108)
Issued on exercise of warrants (note 14)	—	3,061	30,784	—	—	(1,691)	—	—	29,093
Cancellation of non-employee options	—	—	—	(735)	—	—	—	—	(735)
Compensation cost for employee stock options	—	—	—	1,999	—	—	—	—	1,999
Executive Stock Purchase Plan loans (note 14)	—	—	—	—	(9,988)	—	—	—	(9,988)
Net income	—	—	—	—	—	—	123,990	—	123,990
Foreign currency translation adjustment	—	—	—	—	—	—	—	(2,254)	(2,254)

Balance, December 31, 2001	—	157,496	1,430,457	3,391	(9,988)	6,221	(1,935)	(2,729)	1,425,417

Issued on the exercise of stock options (note 14)	—	2,197	20,480	(1,184)	—	—	—	—	19,296
Issued under Employee Stock Purchase Plan (note 14)	—	17	463	—	—	—	—	—	463
Cancelled under stock repurchase program (note 14)	—	(12,872)	(114,896)	—	—	—	(388,204)	—	(503,100)
Issued on exercise of warrants (note 14)	—	11,282	119,044	—	—	(6,221)	—	—	112,823
Compensation cost for employee stock options	—	—	—	1,999	—	—	—	—	1,999
Net income	—	—	—	—	—	—	207,553	—	207,553
Foreign currency translation adjustment	—	—	—	—	—	—	—	336	336

Balance, December 31, 2002	—	158,120	1,455,548	4,206	(9,988)	—	(182,586)	(2,393)	1,264,787

Issued on the exercise of stock options (note 14)	—	663	13,597	(2,000)	—	—	—	—	11,597
Issued under Employee Stock Purchase Plan (note 14)	—	14	482	—	—	—	—	—	482
Compensation cost for employee stock options	—	—	—	84	—	—	—	—	84
Repayment of Executive Stock Purchase Plan loans	—	—	—	—	9,988	—	—	—	9,988
Net loss	—	—	—	—	—	—	(40,345)	—	(40,345)
Foreign currency translation adjustment	—	—	—	—	—	—	—	20,233	20,233

Balance, December 31, 2003	—	158,797	1,469,627	2,290	—	—	(222,931)	17,840	1,266,826

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Years ended December 31
	2003 $	2002 $	2001 $
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(40,345)	207,553	123,990
Add (deduct) items not involving cash
Depreciation and amortization (notes 3, 8 and 9)	257,072	136,718	108,871
Amortization of deferred financing costs (note 10)	2,975	2,267	1,260
Amortization of discounts on long-term obligations (note 13)	7,427	5,329	10,999
Compensation cost for employee stock options	84	1,999	1,999
Write-down of assets (note 15)	82,189	31,944	80,482
Future income taxes (note 17)	—	(9,771)	(39,833)
Other	5,881	—	—

	315,283	376,039	287,768
Net change in non-cash operating items (note 20)	(33,304)	(41,935)	21,314

Cash provided by operating activities	281,979	334,104	309,082

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of intangible assets (note 3)	(242,298)	(375,385)	(27,445)
Additions to property, plant and equipment	(36,923)	(61,382)	(44,436)
Acquisitions of businesses, net of cash acquired (note 3)	(25,741)	(240,581)	—
Acquisitions of long-term investments (note 7)	(4,555)	(85,119)	(866)
Advance of loan receivable (note 10)	(40,000)	(30,000)	—
Repayment of loan receivable (note 10)	61,071	—	—
Proceeds on disposal of intangible asset (note 16)	10,000	—	—
Proceeds on reduction in intangible assets	—	—	15,000

Cash used in investing activities	(278,446)	(792,467)	(57,747)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares, net of issue costs (note 14)	12,079	19,615	589,150
Repayment (advance) of Executive Stock Purchase Plan loans (note 14)	9,988	—	(9,988)
Repurchase of common shares (note 14)	—	(503,100)	(119,987)
Proceeds from exercise of warrants (note 14)	—	112,823	29,093
Advances (repayments) under revolving term credit facility, including financing costs (note 13)	169,800	107,895	(211,300)
Repayments of other long-term obligations (note 13)	(119,344)	(41,980)	(193,366)
Issuance of Senior Subordinated Notes, net of financing costs (note 13)		384,280	—
Interest paid on Convertible Subordinated Preferred Equivalent Debentures	—	—	(13,612)
Paid on redemption of Convertible Subordinated Preferred Equivalent Debentures (note 18)	—	—	(11,349)

Cash provided by financing activities	72,523	79,533	58,641

Effect of exchange rate changes on cash and cash equivalents	1,125	19	(229)

Net increase (decrease) in cash and cash equivalents	77,181	(378,811)	309,747
Cash and cash equivalents, beginning of year	56,080	434,891	125,144

Cash and cash equivalents, end of year	133,261	56,080	434,891

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Canadian generally accepted accounting principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

1.     GOVERNING STATUTE AND NATURE OF OPERATIONS

  Biovail Corporation ("Biovail" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. The Company is a full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, promotion and sale of pharmaceutical products utilizing advanced oral drug delivery technologies. The Company's main therapeutic areas of focus are cardiovascular (including Type II diabetes), central nervous system and pain management. The Company's common shares trade on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") under the symbol BVF.

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"), applied on a consistent basis (except as described below under goodwill and intangible assets). Consolidated financial statements prepared in U.S. dollars and in accordance with U.S. GAAP are separately made available to all shareholders and filed with necessary regulatory authorities.

  Principles of consolidation

  The consolidated financial statements include the accounts of the Company and those of all its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

  Use of estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Under certain agreements, management relies on estimates and assumptions made by the Company's third party licensees. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. Significant estimates made by management include allowances for accounts receivable and inventories, provisions for product returns, recalls, rebates and chargebacks, the useful lives of long-lived assets, the expected future cash flows used in evaluating long-lived assets and investments for impairment, the realizability of future tax assets, and the allocation of the purchase price of acquired assets and businesses. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's financial position and results of operations could be materially impacted.

  Fair value of financial instruments

  Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The estimated fair values of cash equivalents, accounts receivable, accounts payable, accrued liabilities and income taxes payable approximate their carrying values due to their short maturity periods. The fair values of long-term investments and long-term obligations are based on quoted market prices, if available, or estimated discounted future cash flows. The fair values of derivative contracts are estimated based on the amount that would have been received or paid to settle these contracts.

  Cash and cash equivalents

  Cash and cash equivalents include highly liquid investments with original maturities of 90 days or less when purchased.

  Accounts receivable

  The Company performs ongoing credit evaluations of customers and generally does not require collateral. Allowances are maintained for potential credit losses.

  Inventories

  Inventories comprise raw materials, work in process and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labour and an allocation of overheads. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value.

  Long-term investments

  Long-term investments, where the Company does not have the ability to exercise significant influence, are accounted for using the cost method. Declines in the fair value of these investments below their cost basis that are considered to be other than temporary are recognized in net income or loss.

  A long-term investment, where the Company has the ability to exercise significant influence, is accounted for using the equity method. The Company's share of the earnings or losses of this company is recognized in net income or loss.

  Property, plant and equipment

  Property, plant and equipment are reported at cost, less accumulated depreciation. Cost includes interest costs attributable to major capital projects prior to the related assets becoming available for productive use. Depreciation is calculated using the straight-line method, commencing when the assets become available for productive use, based on the following estimated useful lives:

Buildings	25 years
Machinery and equipment	5-10 years
Other equipment	3-10 years
Leasehold improvements	Term of lease

  The Company evaluates property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. This evaluation is performed by comparing the carrying amounts of these assets to the related estimated undiscounted future cash flows. If these cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value.

  Goodwill and intangible assets

  Goodwill represents the excess of the purchase price of acquired businesses over the fair value of the identifiable net assets acquired. Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price.

  Effective January 1, 2002, the Company adopted The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets". Under CICA Handbook Section 3062, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Intangible assets with finite lives continue to be amortized over their estimated useful lives.

  Effective January 1, 2002, the Company identified those intangible assets that did not meet the criteria for recognition apart from goodwill, and assessed the useful lives of its remaining intangible assets. As a result, the Company reclassified the $5,722,000 net carrying amount of workforce related intangible assets, together with the related future tax liability of $2,429,000, to goodwill and determined that the useful lives of its remaining intangible assets were appropriate and consistent with those useful lives identified at December 31, 2001. The Company does not have any indefinite-lived intangible assets.

  On an annual basis, the Company evaluates its goodwill for impairment by comparing the fair values of its reporting units to their respective carrying values. In 2003, the Company completed the annual evaluation of its goodwill and recorded a write-down of $1,681,000 related to the impairment of goodwill associated with its Swiss subsidiary, Biovail S.A., due to a decline in royalties earned on the sales of products out-licensed by this subsidiary.

  A reconciliation of reported net income or loss attributable to common shareholders and earnings or loss per share, assuming CICA Handbook Section 3062 was applied retroactively, is as follows:

	2003 $	2002 $	2001 $
Net income (loss) attributable to common shareholders as reported	(40,345)	207,553	85,553
Goodwill amortization	—	—	5,816
Workforce amortization, net of tax	—	—	612

Adjusted net income (loss) attributable to common shareholders	(40,345)	207,553	91,981

Basic earnings (loss) per share
Net income (loss) attributable to common shareholders as reported	(0.25)	1.37	0.62
Goodwill amortization	—	—	0.04
Workforce amortization, net of tax	—	—	—

Adjusted net income (loss) attributable to common shareholders	(0.25)	1.37	0.66

Diluted earnings (loss) per share
Net income (loss) attributable to common shareholders as reported	(0.25)	1.29	0.57
Goodwill amortization	—	—	0.04
Workforce amortization, net of tax	—	—	—

Adjusted net income (loss) attributable to common shareholders	(0.25)	1.29	0.61

  Intangible assets are reported at cost, less accumulated amortization. Amortization is generally calculated using the straight-line method based on the following estimated useful lives:

Trademarks	20 years
Product rights	8-20 years
Acquired research and development	5-15 years
Technology	15 years

  The Company obtained a participating interest in the gross profit on sales of generic omeprazole (as described in note 3 — Acquisitions). This interest is being amortized on a proportionate basis relative to the revenue received from this interest.

  The costs of assets that are purchased through asset acquisitions or business combinations for a particular research and development project are capitalized as acquired research and development at the time of acquisition and amortized over their estimated useful lives. The amount allocated to acquired research and development is determined by identifying those specific in-process research and development projects that the Company intends to continue, and for which: (i) technological feasibility had not been established at the date of acquisition; and (ii) there was no alternative future use.

  The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of these projects, clinical-trial testing, regulatory approval and commercialization. The principal risks relating to these projects include the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained. The completion of these projects may require significant amounts of future time and effort, as well as additional development costs, which may be incurred by the Company. Consequently, there is significant technological and regulatory approval risk associated with these projects at the date of acquisition.

  The research being undertaken on these projects relates specifically to developing novel formulations of the associated molecules. Consequently, the Company does not foresee any alternative future benefit from the acquired research and development other than specifically related to these projects.

  The fair value of acquired research and development is determined using an income approach on a project-by-project basis. The estimated future net cash flows related to these projects include the costs to develop these projects into commercially viable products, and the projected revenues to be earned on commercialization of these projects when complete. The discount rates used to present value the estimated future net cash flows related to each of these projects are determined based on the relative risk of achieving each of these project's net cash flows. The discount rates reflect the project's stage of completion and other risk factors, which include the nature and complexity of the product, the projected costs to complete, market competition and the estimated life of the product.

  The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. This evaluation is performed by comparing the carrying amounts of these assets to the related estimated undiscounted future cash flows. If these cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value.

  Advertising

  Advertising costs related to new product launches are expensed on the first showing of the product. The Company did not have any deferred advertising costs at December 31, 2003. Deferred advertising costs of $8,866,000 were included in deposits and prepaid expenses at December 31, 2002.

  Advertising costs expensed in 2003, 2002 and 2001 were $23,013,000, $18,795,000 and $3,957,000, respectively. These costs are included in selling, general and administrative expenses.

  Deferred financing costs

  Deferred financing costs are reported at cost, less accumulated amortization. Amortization is calculated using the straight-line method over the term of the following related obligations:

Revolving term credit facility	3 years
Senior Subordinated Notes	8 years

  Amortization expense related to deferred financing costs is included in interest expense.

  Deferred compensation plan

  The Company maintains a deferred compensation plan to provide certain employees with the opportunity to supplement their retirement income through the deferral of pre-tax income. The assets of this plan were placed in trust, and have been recorded in other assets with a corresponding liability recorded in long-term obligations. The terms of the trust agreement state that the assets of the trust are available to satisfy the claims of general creditors of the Company in the event of bankruptcy, thereby qualifying this trust as a rabbi trust for income tax purposes. Changes in the value of the assets held by this trust, and a corresponding charge or credit to compensation expense (to reflect the fair value of the amount owed to the participants), are recognized in net income or loss.

  Derivative financial instruments

  The Company manages its exposure to interest rate risks through the use of derivative financial instruments that are designated as a hedge of an identified portion of a recognized long-term obligation. The Company does not utilize derivative financial instruments for trading or speculative purposes. Net receipts or payments relating to the derivative financial instruments are recorded as an adjustment to interest expense. The Company does not recognize unrealized gains or losses resulting from changes in the marked-to-market values of the derivative financial instruments.

  In December 2002 (as amended in June 2003), the CICA issued Accounting Guideline ("AcG") No. 13, "Hedging Relationships". AcG No. 13 establishes the criteria for identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. AcG No. 13 does not specify hedge-accounting methods. AcG No. 13 is to be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. The Company will adopt the new guidelines effective January 1, 2004.

  Foreign currency translation

  The financial statements of the Company's operations having a functional currency other than U.S. dollars are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date for asset and liability accounts and at the average rate of exchange for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is recorded as a component of shareholders' equity. Foreign currency gains and losses related to the translation of the Company's Irish operations are recognized in net income or loss.

  Foreign currency exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are recognized in net income or loss.

  Revenue recognition

  Revenue is deemed to be realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured.

  In 2000, the Company implemented the provisions of the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", retroactively to January 1, 1998. These policies are generally accepted under Canadian GAAP. Total revenue in 2003, 2002 and 2001 included $5,200,000, $4,800,000 and $6,300,000, respectively, of amortization of revenue deferred on the implementation of SAB No. 101.

  Product sales

  Product sales revenue is recognized when title has transferred to the customer, provided that the Company has not retained any significant risks of ownership or future obligations with respect to the product sold. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

  Revenue from product sales is recognized net of provisions for estimated sales discounts and allowances, returns, recalls, rebates and chargebacks. In connection with these provisions related to sales of products manufactured by the Company for distribution by third party licensees, the Company relies on estimates and assumptions made by these licensees. Provisions for sales discounts and allowances are estimated based on contractual sales terms with customers and historical payment experience. Provisions for returns and recalls are estimated based on historical return and exchange levels, and third party data with respect to inventory levels in the Company's distribution channels. Provisions for rebates and chargebacks are estimated based on historical experience, contractual sales terms with wholesalers and indirect customers, and relevant statutes with respect to governmental pricing programs.

  Research and development

  Research and development revenue attributable to the performance of contract services is recognized as the services are performed, in accordance with the terms of the specific development contracts. On long-term research and development collaborations, revenue is recognized on a proportionate basis relative to the total level of effort necessary to meet all regulatory and developmental requirements. Costs and profit margin related to these collaborations that are in excess of amounts billed are recorded in accounts receivable, and amounts billed related to these collaborations that are in excess of costs and profit margin are recorded in deferred revenue. Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the term of the related collaboration.

  Co-promotion

  Co-promotion revenue is recognized based on the terms of the specific co-promotion contracts, and is generally determined based on a percentage of the net sales of the co-promoted products. Sales and marketing costs related to co-promotion revenue are recorded in selling, general and administrative expenses.

  Royalty and licensing

  Royalty revenue is recognized based on the terms of the specific licensing contracts, and when the Company has no future obligations pursuant to the royalty fee. Royalty revenue is recognized net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee. Licensing revenue is deferred and recognized on a systematic basis over the license period.

  Research and development

  Research costs related to internal research and development programs and fees for service and milestone payments paid to third parties are expensed as incurred. Development costs related to internal research and development programs are expensed as incurred unless they meet the criteria for deferral. The Company did not have any deferred development costs at December 31, 2003 or 2002.

  Costs associated with revenue generated from research and development collaborations, and with providing contract research services are included in research and development expenses and were $9,503,000, $11,570,000 and $7,596,000 in 2003, 2002 and 2001, respectively.

  Co-promotion fees

  Co-promotion fees payable by the Company to its co-promotion partner were accrued based on a percentage of the net sales of the co-promoted products. Co-promotion fees were included in selling, general and administrative expenses.

  Stock-based compensation

  Under the provisions of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method is applied, pro forma disclosure of net income and earnings per share must be presented in the financial statements as if the fair value-based method had been applied. All stock-based awards granted to non-employees must be accounted for at fair value.

  The Company recognizes employee stock-based compensation costs under the intrinsic value-based method. Accordingly, no compensation expense for stock options granted to employees at fair market value was recognized in net income or loss in 2003, 2002 or 2001; however, the Company recorded compensation expense in these years for stock options granted (at the date of acquisition) to the employees of DJ Pharma, Inc. ("DJ Pharma"). The following table presents the Company's pro forma net income or loss attributable to common shareholders and earnings or loss per share as if the fair value-based method of CICA Handbook Section 3870 had been applied for all stock options granted:

	2003 $	2002 $	2001 $
Net income (loss) attributable to common shareholders as reported	(40,345)	207,553	85,553
Total pro forma stock-based compensation expense determined under fair value-based method	(16,903)	(14,254)	(12,216)

Pro forma net income (loss) attributable to common shareholders	(57,248)	193,299	73,337

Basic earnings (loss) per share
As reported	(0.25)	1.37	0.62
Pro forma	(0.36)	1.27	0.54
Diluted earnings (loss) per share
As reported	(0.25)	1.29	0.57
Pro forma	(0.36)	1.20	0.49

  The weighted average fair values of all stock options granted during 2003, 2002 and 2001 were $11.48, $13.58 and $15.34, respectively, estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003 $	2002 $	2001 $
Expected option life (years)	4.0	3.8	4.0
Volatility	54.7%	46.8%	36.9%
Risk-free interest rate	3.9%	4.5%	5.2%
Dividend yield	— %	— %	— %

  The Black-Scholes option-pricing model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

  In November 2003, CICA Handbook Section 3870 was amended to require that all stock-based compensation be measured and expensed using a fair value-based methodology. The Company will adopt the new recommendations effective January 1, 2004.

  Income taxes

  Income taxes are accounted for under the liability method. Future tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of future tax assets that is more likely than not to remain unrealized. Future tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when these assets are expected to be realized or these liabilities are expected to be settled.

  Earnings or loss per share

  Basic earnings or loss per share are calculated by dividing net income or loss attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings or loss per share are calculated by dividing net income or loss attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period after giving effect to dilutive potential common shares. The dilutive effects of stock options and warrants are determined using the treasury stock method. The dilutive effects of convertible securities are determined using the if-converted method.

3.     ACQUISITIONS

  2003 acquisitions of intangible assets

  During 2003, the Company acquired the following intangible assets. Total consideration related to each of these acquisitions was allocated based on the estimated fair values of the acquired assets on the respective dates of acquisition:

	Tramadol FT products $	Ativan® and Isordil® $	Athpharma products $	Generic omeprazole $	Other $	Total $
Acquired assets
Acquired research and development	16,000	38,100	44,200	—	—	98,300
Trademarks	—	107,542	—	—	—	107,542
Product rights	—	16,041	—	35,500	256	51,797
Technology	—	2,156	—	—	—	2,156

	16,000	163,839	44,200	35,500	256	259,795

Consideration
Cash paid	16,000	146,342	44,200	35,500	256	242,298
Long-term obligation	—	17,497	—	—	—	17,497

	16,000	163,839	44,200	35,500	256	259,795

  Tramadol FT products

  In April 2002, Biovail acquired a 15% equity interest in Ethypharm S.A. ("Ethypharm") and obtained the rights to market six products under development by Ethypharm (as described in note 7 — Long-Term Investments and note 22 — Research and Development Collaborations). The products under development included Ethypharm's Flashtab versions of tramadol ("Tramadol FT") and combination of tramadol and acetaminophen ("Tramadol/Acetaminophen FT").

  September 2003 agreements

  In September 2003, Biovail entered into several agreements with Ethypharm relating to: (i) the acquisition of Ethypharm's remaining interest in Tramadol FT (including all relevant patents) and the elimination of Biovail's obligation to make any future milestone payments (except for a $1,000,000 milestone payment if Tramadol FT is approved by the U.S. Food and Drug Administration ("FDA")) or royalty payments to Ethypharm related to Tramadol FT; (ii) the grant to Ethypharm of a 15-year license to manufacture and market Biovail's controlled-release formulation of diltiazem hydrochloride ("HCl") ("Diltiazem CR"), which is marketed by Biovail in the United States under the trade name Cardizem® LA, in all the countries of the world excluding Canada and the United States; (iii) the supply to Ethypharm of a quantity of diltiazem beads to enable it to encapsulate Diltiazem CR until the necessary technology transfer to manufacture diltiazem beads had been effected; and (iv) the grant to Ethypharm of a right to market Biovail's once-daily formulation of bupropion HCl in all countries outside of North America not elected by GlaxoSmithKline plc ("GSK") pursuant to the Wellbutrin XL™ agreement between Biovail and GSK (as described in note 21 — Co-Promotion and License Arrangements).

  In September 2003, Biovail accounted for these transactions on a net basis, reflecting that these agreements were negotiated and concluded almost simultaneously. Biovail recorded a net addition to acquired research and development of $3,063,000 related to these agreements, reflecting the following amounts that were contractually agreed to by the parties, as well as the cost of the diltiazem beads supplied to Ethypharm:

$
Tramadol FT acquisition	21,000
Diltiazem CR proceeds	(20,000)
Cost of diltiazem beads supplied	2,063

Acquired research and development	3,063

  Biovail also agreed, subject to certain conditions, to subscribe for up to $20,000,000 of convertible and/or exchangeable bonds of Ethypharm. Certain of the conditions precedent to the closing of the bond subscription agreement required third parties, independent of Ethypharm and Biovail, to agree to revisions to their existing agreements with Ethypharm.

  Biovail also negotiated with Ethypharm for significant improvements to the shareholder agreement, providing equity protection for an indefinite period of time on Biovail's initial investment in Ethypharm in the event of any private or public financing undertaken by Ethypharm.

  February 2004 amendments

  In February 2004, Biovail and Ethypharm agreed to amend the September 2003 agreements as follows:

  The purchase price for Tramadol FT was reduced from $21,000,000 to $16,000,000. Biovail remains obligated to pay Ethypharm a $1,000,000 milestone payment if Tramadol FT is approved by the FDA. In addition to Tramadol FT, Biovail acquired Ethypharm's remaining interest in Tramadol/Acetaminophen FT (including all relevant patents). Biovail will pay Ethypharm a royalty on any future sales of Tramadol/Acetaminophen FT.

  The Diltiazem CR license agreement was terminated (including the supply of diltiazem beads), as was the bond subscription agreement. In addition, the term of the equity protection on Biovail's initial investment in Ethypharm was reduced from an indefinite period of time to 18 months. The grant to Ethypharm of a right to market Wellbutrin XL™ in all countries outside North America was effectively nullified by GSK's subsequent election to develop and market Wellbutrin XL™ on a worldwide basis.

  The February 2004 amendments confirmed conditions that existed at the date of the consolidated financial statements and, accordingly, Biovail recorded these amendments effective December 31, 2003. The effect of these amendments on the original accounting for the September 2003 transactions was as follows: (i) the proceeds from the sales of the Diltiazem CR license and the diltiazem beads were reversed; (ii) the cost of the diltiazem beads was returned to inventory; and (iii) the addition to acquired research and development was increased from $3,063,000 to $16,000,000 to reflect the actual cash paid for Tramadol FT and Tramadol/Acetaminophen FT pursuant to the February 2004 amendments.

  Acquired research and development

  At the dates of acquisition, Tramadol FT was in a late-stage clinical phase of development and Tramadol/Acetaminophen FT was in a pre-clinical phase of development. At the dates of acquisition, neither of these products had been submitted for approval by the FDA. In March 2004, Biovail filed a New Drug Application ("NDA") with the FDA for Tramadol FT (Ralivia™ FlashDose®). The acquired research and development is being amortized over its estimated useful life of five years.

  Ativan® and Isordil®

  In May 2003, Biovail acquired from Wyeth Pharmaceuticals Inc. ("Wyeth") the rights to Ativan® (lorazepam), indicated for the management of anxiety disorders, and Isordil® (isosorbide dinitrate), indicated for the prevention of angina pectoris due to coronary artery disease, in the United States. Biovail also acquired a license to use certain technologies relating to Wyeth's Canadian sublingual version of Ativan® to develop new Ativan® line extension products to be sold in the United States. Wyeth will manufacture and supply Ativan® and Isordil® to Biovail for three years from the date of acquisition. Biovail will make two fixed annual payments of $9,150,000 each to Wyeth under the manufacturing and supply agreement (regardless of the actual product supplied). Biovail will also pay Wyeth royalties on any future sales of any Ativan® line extension products that may be developed and marketed by Biovail, as well as a $20,000,000 additional rights payment, increasing at 10% per annum, on the approval by the FDA of the first Ativan® line extension product that may be developed by Biovail.

  The purchase price for Ativan® and Isordil® was $163,839,000 comprising cash consideration, including costs of acquisition, of $146,342,000, and the two remaining fixed annual payments. The remaining fixed annual payments were present valued using an imputed interest rate of 3.00%, which was comparable to Biovail's available borrowing rate at the date of acquisition. Accordingly, the present value of the remaining fixed annual payments was determined to be $17,497,000.

  The fair values of the acquired assets were determined using an income approach. The discount rates used to present value the estimated future cash flows related to each acquired asset were determined based on the relative risk of achieving each asset's estimated future cash flows and were in the range of 10.5% to 35%.

  The trademarks are being amortized over their estimated useful lives of 20 years. The product rights and technology are being amortized over their estimated useful lives of 15 years.

  Acquired research and development

  At the date of acquisition, the Ativan® line extension products were in pre-clinical phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to these products were in the range of 30% to 35%. The costs to complete the development of these products are estimated to be up to $23,500,000. The acquired research and development is being amortized over its estimated useful life of five years.

  Athpharma products

  In April 2003, Biovail entered into an agreement with Athpharma Limited ("Athpharma") to acquire four cardiovascular products under development for $44,200,000, including costs of acquisition. The four products under development are Bisochron (bisoprolol), a beta-1 selective beta-blocker formulation for the treatment of hypertension, Isochron (isosorbide-5-mononitrate), a long-acting nitrate formulation for the treatment of angina, and Hepacol I (pravastatin) and Hepacol II (simvastatin), two liver-selective statin formulations for the treatment of high cholesterol. Athpharma will complete the development of these products. Biovail will pay a portion of the development costs, and may make aggregate payments of $24,200,000 to Athpharma subject to the attainment of certain milestones. Biovail will also pay Athpharma royalties on any future sales of these products.

  Acquired research and development

  At the date of acquisition, Bisochron and Isochron were both entering Phase III clinical studies, and Hepacol I and Hepacol II were both in pre-clinical phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to these products were in the range of 45% to 70%. The following values were assigned to these products: Bisochron — $21,550,000, Isochron — $13,100,000, Hepacol I — $6,985,000 and Hepacol II — $2,565,000. Biovail's share of the costs to complete the development of these products is estimated to be $20,000,000. The acquired research and development is being amortized over its estimated useful life of five years.

  Generic omeprazole

  In May 2003, Biovail paid $35,500,000 to the previous owners of Pharma Pass LLC (a company acquired by Biovail in December 2002, as described below under 2002 acquisitions of businesses) related to an additional participating interest in the gross profit on sales of generic omeprazole owned by those parties. Amortization of $34,379,000 related to the cost of this acquired asset was recorded in 2003, as Biovail had received most of the value from this participating interest by December 31, 2003.

  2002 acquisitions of intangible assets

  During 2002, the Company acquired the following intangible assets. Total consideration related to each of these acquisitions was allocated based on the estimated fair values of the acquired assets on the respective dates of acquisition:

	Wellbutrin® and Zyban® $	Vasotec® and Vaseretic® $	Teveten® $	Zovirax $	Total $
Acquired assets
Prepaid expenses	2,609	—	—	—	2,609
Trademarks	24,349	165,804	—	—	190,153
Product rights	45,000	79,500	94,340	173,364	392,204

	71,958	245,304	94,340	173,364	584,966

Consideration
Cash paid, net of gross profit on acquired assets	1,997	145,684	94,340	133,364	375,385
Long-term obligations	69,961	99,620	—	40,000	209,581

	71,958	245,304	94,340	173,364	584,966

  Wellbutrin® and Zyban®

  In December 2002, Biovail acquired from GSK the rights to Wellbutrin® SR and Zyban® in Canada. Biovail also acquired the right to market its once-daily formulation of bupropion HCl in Canada under the trade name Wellbutrin® XL if regulatory approval is received. Wellbutrin® SR is prescribed for the treatment of depression and Zyban® is administered for the treatment of nicotine addiction as an aid to smoking cessation. Both products are formulations of bupropion HCl. Biovail obtained the beneficial rights to Wellbutrin® SR and Zyban® effective December 1, 2002, and obtained full legal rights on March 2, 2004, following the completion of the payments described below.

  GSK will continue to manufacture and supply Wellbutrin® SR and Zyban® to Biovail for four years from the date of acquisition. GSK will assist in qualifying a Biovail facility to achieve the transition of the manufacturing process. GSK continued to market Wellbutrin® SR and Zyban® in Canada during the period from December 1, 2002 to December 31, 2003 and, in consideration, Biovail paid GSK a tiered royalty on the net sales of these products during this period. Biovail will also pay GSK a royalty on any future sales of Wellbutrin® XL in Canada for a period of 20 years from the date of commercial launch of this product.

  The purchase price for Wellbutrin® and Zyban® comprised cash consideration, including costs of acquisition, of $3,320,000, less GSK's gross profit on the acquired assets from December 1, 2002 (the effective date of the transaction) to December 26, 2002 (the closing date of the transaction) of $1,323,000, plus remaining payments of $72,072,000 payable in four quarterly instalments from June 1, 2003 to March 1, 2004. These payments were present valued using an imputed interest rate of 3.74%, which was comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of these payments was determined to be $69,961,000.

  The prepaid expenses were amortized over a one-year period from January 1, 2003. These expenses related to the minimum amount that GSK committed to spend on the marketing of Wellbutrin® SR and Zyban® in Canada during that period. The trademarks and product rights are being amortized over their estimated useful lives of 20 years and 15 years, respectively.

  Vasotec® and Vaseretic®

  In May 2002, Biovail acquired from Merck & Co., Inc. ("Merck") the rights to Vasotec® (enalapril) and Vaseretic® (enalapril and hydrochlorothiazide combination) in the United States. Vasotec® and Vaseretic® are prescribed for the treatments of hypertension and congestive heart failure. Biovail also acquired the fixed-dose combination NDA of enalapril in combination with diltiazem malate. Merck will continue to manufacture and supply Vasotec® and Vaseretic® to Biovail for five years from the date of acquisition. Biovail will make semi-annual payments to Merck over a five-year term for minimum product quantities and a minimum fixed royalty (regardless of the actual product supplied). Biovail will also pay Merck royalties on any future sales of any life cycle products developed and marketed in the United States.

  Biovail also entered into a separate agreement with Merck to develop, license and supply a new dosage format of a Merck product under development (as described in note 22 — Research and Development Collaborations).

  The purchase price for Vasotec® and Vaseretic® comprised cash consideration, including costs of acquisition, of $155,634,000, less Merck's gross profit on the acquired assets from April 1, 2002 (the effective date of the transaction) to May 10, 2002 (the closing date of the transaction) of $9,950,000, plus the minimum fixed royalty payments required to be made by Biovail to Merck of $109,276,000. These payments were present valued using an imputed interest rate of 5.75%, which was comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of these payments was determined to be $99,620,000.

  The trademarks and product rights are being amortized over their estimated useful lives of 20 years and 15 years, respectively.

  A letter of credit was issued to Merck to secure the remaining semi-annual payments Biovail is required to make under the Vasotec® and Vaseretic® agreement. The letter of credit was issued under Biovail's revolving term credit facility, and had a balance remaining of $61,207,000 and $93,170,000 at December 31, 2003 and 2002, respectively. The fees incurred to issue the letter of credit are amortized to interest expense over the related term of the letter of credit.

  Teveten®

  In March 2002, Biovail acquired from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay") the rights to Teveten® (eprosartan mesylate) and Teveten® HCT (eprosartan mesylate and hydrochlorothiazide combination) in the United States. Teveten® is an angiotensin-II receptor blocker for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications.

  The purchase price for Teveten® comprised cash consideration of $94,340,000, including costs of acquisition. The product rights are being amortized over their estimated useful life of 20 years.

  Solvay will continue to manufacture and supply Teveten® and Teveten® HCT to Biovail for up to 12 years from the date of acquisition, and will assist in qualifying a Biovail facility to achieve the transition of the manufacturing process. Solvay will continue to manufacture and market Teveten® and Teveten® HCT in areas outside of the United States. Solvay paid Biovail a $20,000,000 marketing allowance to reimburse Biovail for the agreed upon direct costs related to the re-launch and marketing of Teveten® and Teveten® HCT in the United States. Biovail recorded one-half of the marketing allowance each year in 2003 and 2002 as a reduction of selling, general and administrative expenses. Biovail formed a joint business development committee with Solvay to discuss future clinical and product development options that could enhance the performance or expand the utilization of Teveten®. Solvay has the option to acquire, for worldwide markets excluding the United States, all potential future modifications and innovations developed by Biovail for Teveten®.

  Zovirax

  Effective January 1, 2002, Biovail acquired from GSK the exclusive distribution rights for Zovirax (acyclovir) Ointment and Zovirax Cream in the United States. Zovirax is a topical anti-viral product. Zovirax Ointment is indicated for the treatment of herpes, and Zovirax Cream is indicated for the treatment of cold sores. GSK will continue to manufacture and supply Zovirax Ointment and Zovirax Cream to Biovail over the term of the distribution agreement.

  The purchase price for Zovirax comprised cash consideration of $133,364,000, including costs of acquisition. The product rights were being amortized over their estimated useful life of 10 years, based on the original term of the distribution agreement.

  In the event of the termination of the Wellbutrin XL™ agreement (as described in note 21 — Co-Promotion and License Arrangements) by either Biovail or GSK, Biovail would be required to pay GSK additional payments for the rights to Zovirax of $22,000,000 per year in calendar years 2004 through 2006, and in calendar years 2007 through 2011, Biovail would be required to pay GSK additional payments based on a percentage of Biovail's gross sales of Zovirax during the immediately preceding calendar year.

  Effective October 1, 2002, Biovail amended several terms of the original Zovirax distribution agreement with GSK, including a reduction in the supply price for this product. Biovail has been paying the reduced Zovirax supply price since the effective date; however, the reduction in the supply price was subject to repayment if Wellbutrin XL™ was not approved by the FDA. Accordingly, Biovail had been deferring the value of the reduction in the supply price in accrued liabilities pending the outcome of the Wellbutrin XL™ approval. In June 2003, GSK received an approvable letter relating to Wellbutrin XL™, which raised only routine matters. As a result, Biovail believed that the likelihood of repaying the reduction in the supply price was low and, accordingly, Biovail reversed the accrued liability for the deferred value of the reduction in the supply price. The recognition of the aggregate deferred value of $25,456,000, as of the date of the approvable letter, was recorded as a reduction to the cost of Zovirax sold in 2003. In August 2003, GSK received FDA approval for Wellbutrin XL™.

  In December 2002, Biovail and GSK agreed to a 10-year extension of the Zovirax distribution agreement. In consideration for this extension, Biovail paid GSK $40,000,000 in March 2003. This amount was added to the value of the unamortized Zovirax product rights and, subsequent to the date of amendment, these product rights are being amortized over their revised estimated remaining useful life of 19 years.

  2003 acquisition of business

  BNC-PHARMAPASS

  Description of acquisition

  In July 2003, Biovail and Pharma Pass II, LLC ("PPII") formed BNC-PHARMAPASS, LLC ("BNC-PHARMAPASS") to advance the development of three products. These products were carvedilol (Coreg), a beta-blocker indicated for the treatment of congestive heart failure, tamsulosin (Flomax), indicated for the treatment of benign prostatic hyperplasia, and eprosartan (Teveten®). On the formation of BNC-PHARMAPASS, PPII contributed all of its intellectual property relating to these products, which was fair valued at an amount of $31,350,000, for a 51% interest in this company, and Biovail contributed cash in the amount of $30,060,000, for a 49% interest in this company. PPII agreed to complete the formulation work in connection with these products. Biovail agreed to pay the cost of all clinical trials and certain other development costs related to these products. Biovail had an option to acquire PPII's interest in BNC-PHARMAPASS for cash consideration plus a royalty on any future sales of these products.

  Subsequent to date of formation, PPII reduced its capital in BNC-PHARMAPASS through the withdrawal of $25,741,000 of cash from BNC-PHARMAPASS. As a result, PPII's interest in BNC-PHARMAPASS was reduced to 16%, and Biovail's interest in BNC-PHARMAPASS increased to 84% at December 31, 2003.

  BNC-PHARMAPASS has been consolidated in these financial statements from the date of formation. At December 31, 2003, Biovail's investment in BNC-PHARMAPASS was recorded in these financial statements as follows:

$
Cash	4,319
Minority interest	(679)
Acquired research and development	26,420

Cash contributed	30,060

  Subsequent to December 31, 2003, PPII further reduced its interest in BNC-PHARMAPASS through a withdrawal of cash from BNC-PHARMAPASS, and Biovail exercised its option to acquire PPII's remaining interest in BNC-PHARMAPASS in February 2004 (as described in note 28 — Subsequent Events).

  Acquired research and development

  At the dates of acquisition, the carvedilol, tamsulosin and eprosartan products were in pre-formulation and formulation phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to these products were in the range of 30% to 45%. The costs to complete the development of these products are estimated to be $50,000,000. The acquired research and development is being amortized over its estimated useful life of five years.

  2002 acquisitions of businesses

  During 2002, Biovail completed the acquisitions of Pharmaceutical Technologies Corporation ("Pharma Tech") and Pharma Pass LLC and Pharma Pass S.A. (collectively, "Pharma Pass"). These acquisitions were accounted for under the purchase method of accounting. Total consideration, including costs of acquisition, was allocated based on the estimated fair values of the acquired assets on the respective dates of acquisition as follows:

	Pharma Tech $	Pharma Pass $	Total $
Acquired assets
Acquired research and development	60,558	107,187	167,745
Product rights	5,000	63,800	68,800
Technology	—	7,700	7,700
Current liabilities	(3,664)	—	(3,664)

Consideration, net of cash acquired	61,894	178,687	240,581

  Pharma Tech

  Background

  Pharma Tech was a development-stage company engaged in the application of drug delivery technologies to the formulation and development of a portfolio of products. Pharma Tech contracted directly with third parties, including Biovail, to conduct the contract research and development services. Biovail provided contract research and advisory services consistent with contractual relationships it had with other third parties. On the completion of the development of Biovail's products, Biovail had the right to manufacture and sell the products and Pharma Tech was entitled to royalties from the net sales of each product for a period of 10 years from the date of launch of each product. Biovail had options to acquire Pharma Tech's interest in the products or to acquire Pharma Tech.

  Prior to the acquisition, Biovail earned revenue from providing advisory and contract research services to Pharma Tech of $2,844,000 and $2,189,000 in 2002 and 2001, respectively. The costs of providing these services to Pharma Tech were $2,053,000 and $1,679,000 in 2002 and 2001, respectively, and Biovail was reimbursed amounts at cost of $2,509,000 and $1,395,000 in 2002 and 2001, respectively. In 2002, Biovail also recorded $6,689,000 of up-front fees in research and development revenue. These fees had been received from Pharma Tech in 2001, at which time they were deferred for subsequent amortization to revenue. The deferred revenue was fully amortized at December 31, 2002.

  Description of acquisition

  On December 17, 2002, Biovail paid $43,080,000 to Pharma Tech to terminate the development by Pharma Tech of one of the products under development and the associated royalties on future sales of this product if approved by the FDA. At the date of termination, this product had not been submitted for approval by the FDA. Accordingly, the termination payment was capitalized as acquired research and development, and is being amortized over its estimated useful life of five years. Biovail is continuing the development program for this product.

  On December 31, 2002, Biovail acquired 100% of the outstanding shares of Pharma Tech for $22,600,000, including costs of acquisition. Through the acquisition of Pharma Tech, Biovail extinguished any future milestone or royalty obligations that Biovail may have had to Pharma Tech resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Biovail and Pharma Tech. Pharma Tech has been included in Biovail's consolidated financial statements from the date of acquisition.

  The acquired assets of Pharma Tech were fair valued using an income approach. The discount rates used to present value the estimated future cash flows related to each asset were determined based on the relative risk of achieving each asset's estimated future cash flows and were in the range of 30% to 45%.

  Acquired research and development

  At the date of acquisition, Pharma Tech was involved in a number of product development projects that were in various stages of completion and had not been submitted for approval by the FDA. Subsequent to the date of acquisition, Biovail discontinued one of these projects but is continuing the development programs for the remaining products.

  At the date of acquisition, an additional product development project had received an approvable letter from the FDA; however, significant technical issues required resolution before final approval would be granted. Therefore, the technological feasibility of this project had not been established at the date of acquisition. Biovail is continuing to work to resolve these issues.

  The acquired research and development is being amortized over its estimated useful life of five years.

  Product rights

  At the date of acquisition, Pharma Tech was involved with a product development project that had been submitted for approval by the FDA. This product has received an approvable letter from the FDA, which raised only routine matters. Biovail believes that these matters can be successfully resolved and that final approval will be granted. However, since pharmaceutical products cannot be marketed without regulatory approvals, Biovail will not receive any benefits until regulatory approval is obtained. The product rights are being amortized over their estimated useful life of 15 years.

  Pro forma information (unaudited)

  The following unaudited pro forma information presents a summary of the consolidated results of operations of Biovail and Pharma Tech as if the acquisition had occurred on January 1, 2001. All transactions between Biovail and Pharma Tech have been eliminated.

	2002 $	2001 $
Total revenue	778,492	579,815
Net income attributable to common shareholders	152,829	51,962
Basic earnings per share	1.01	0.38
Diluted earnings per share	0.95	0.34

  These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations that actually would have resulted had Pharma Tech been included in Biovail's consolidated financial statements from January 1, 2001. In addition, they do not purport to be indicative of future consolidated results of operations of Biovail.

  Pharma Pass

  Background

  Pharma Pass was a developer of advanced oral controlled-release technologies and formulations for pharmaceutical companies, including Biovail, in Europe and the United States. On the completion of the development of Biovail's products, Biovail had the right to manufacture and sell the products and Pharma Pass was entitled to royalties from the net sales of each product for a period of 15 years from the date of launch of each product.

  Description of acquisition

  On December 6, 2002, Biovail acquired 100% of the outstanding interests of Pharma Pass LLC and 100% of the outstanding shares of Pharma Pass S.A. for $178,687,000, including costs of acquisition. Through the acquisition of Pharma Pass, Biovail extinguished any future milestone or royalty obligations that Biovail may have had to Pharma Pass resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Biovail and Pharma Pass. Pharma Pass has been included in Biovail's consolidated financial statements from the date of acquisition.

  The acquired assets of Pharma Pass were fair valued using an income approach. The discount rates used to present value the estimated future cash flows related to each asset were determined based on the relative risk of achieving each asset's estimated future cash flows and were generally in the range of 9% to 45%.

  Acquired research and development

  At the date of acquisition, Pharma Pass was involved in approximately 20 product development projects for a number of pharmaceutical companies including Biovail. At the date of acquisition, a number of these products had been submitted for approval by the FDA. Subsequent to the date of acquisition, one of these products received FDA approval.

  The remaining products were in various stages of completion, and are expected to be submitted for approval by the FDA, and/or other regulatory authorities, over approximately the succeeding three years. Biovail is continuing the development programs for these products.

  The acquired research and development is being amortized over its estimated useful life of five years.

  Product rights

  Biovail obtained interests in certain licensed products including Tricor (fenofibrate) and generic omeprazole. Biovail is entitled to royalties on sales of Tricor and a participating interest in the gross profit on sales of generic omeprazole.

  The interest in Tricor is being amortized over its estimated useful life of eight years. The cost of the generic omeprazole acquired asset was fully amortized in 2003, as Biovail had received all of the value of this participating interest by December 31, 2003.

  Technology

  Biovail obtained the patents related to Pharma Pass's Zero Order Release System ("ZORS"), a drug delivery technology that controls the rate of release of a drug and/or significantly enhances the systemic absorption of a drug molecule. Biovail believes the ZORS technology has application to products currently in formulation and to the future development of controlled-release products.

  Biovail also obtained Pharma Pass's oral Colonic Delivery System, a drug delivery technology designed for the targeted release of medication into the lower intestine and upper colon. Biovail also has the option to continue the development of four products utilizing this technology. Biovail will pay up to $10,000,000 in milestone fees subject to the successful completion of the development of these products. Biovail will obtain ownership of the related patents following the net payment of $10,000,000 less the sum of the milestone fees paid.

  The technology is being amortized over its estimated useful life of 15 years.

  Pro forma information (unaudited)

  The following unaudited pro forma information presents a summary of the consolidated results of operations of Biovail and Pharma Pass as if the acquisition had occurred on January 1, 2001. All transactions between Biovail and Pharma Pass have been eliminated.

	2002 $	2001 $
Total revenue	794,827	587,408
Net income attributable to common shareholders	190,138	64,183
Basic earnings per share	1.25	0.47
Diluted earnings per share	1.18	0.43

  These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations that actually would have resulted had Pharma Pass been included in Biovail's consolidated financial statements from January 1, 2001. In addition, they do not purport to be indicative of future consolidated results of operations of Biovail.

4.     CASH AND CASH EQUIVALENTS

	2003 $	2002 $
Cash and bank certificates of deposit	72,928	39,111
Money market funds and corporate debt securities	54,914	16,969
Canadian and U.S. government securities	5,419	—

	133,261	56,080

  The Company invests its excess cash in high-quality (investment grade 'AA' or better) money market, and government and corporate debt securities.

5.     ACCOUNTS RECEIVABLE

	2003 $	2002 $
Trade	159,656	144,748
Less allowances for doubtful accounts and sales discounts	3,954	3,440

	155,702	141,308
Royalties	16,089	30,104
Other	7,583	19,568

	179,374	190,980

  The four largest customer balances accounted for 55% of trade and royalties receivables at December 31, 2003. The four largest customer balances accounted for 53% of trade and royalties receivables at December 31, 2002. The Company believes that there is no unusual exposure associated with the collection of these receivables.

6.     INVENTORIES

	2003 $	2002 $
Raw materials	25,937	14,949
Work in process	26,803	11,901
Finished goods	31,318	26,197

	84,058	53,047

7.     LONG-TERM INVESTMENTS

	2003 $	2002 $
Ethypharm	67,802	67,802
Depomed, Inc.	9,810	6,277
Reliant Pharmaceuticals, LLC	8,929	—
Other	6,215	5,245

	92,756	79,324

  Ethypharm

  In April 2002, Biovail invested $67,802,000, including costs of acquisition, to acquire 9,794,118 common shares (15% of the issued and outstanding common shares) of Ethypharm.

  In addition, Biovail obtained a three-year option to purchase up to 4,080,882 additional common shares of Ethypharm for $6.66 per share plus 10% per annum, compounded annually. Biovail has not exercised its option.

  In September 2003 (as amended in February 2004), Biovail negotiated with Ethypharm for equity protection on its initial investment in Ethypharm in the event of any private or public financing undertaken by Ethypharm on or before June 9, 2005. Biovail is monitoring its investment in Ethypharm, as Ethypharm will need to achieve certain improvements in operating performance or a write-down of this investment may become necessary.

  Depomed, Inc. ("Depomed")

  In July 2002, Biovail invested $13,675,000, including costs of acquisition, to acquire 2,465,878 newly issued common shares (15% of the issued and outstanding common shares) of Depomed.

  In addition, Biovail obtained a one-year option to purchase up to 821,959 additional common shares of Depomed for $5.125 per share. Biovail also obtained a three-year option to purchase additional common shares of Depomed, in an amount sufficient for Biovail to increase its investment up to 20% of Depomed's issued and outstanding common shares (calculated following the exercise of the option), for $5.00 per share plus 20% per annum, compounded monthly. In July 2003, the one-year option expired unexercised. Biovail has not exercised its remaining three-year option.

  In July 2002, Biovail also licensed the rights to manufacture and market Depomed's once-daily metformin HCl product ("Metformin GR") (as described in note 22 — Research and Development Collaborations).

  In April 2003, in connection with a private placement by Depomed, Biovail acquired an additional 1,626,154 common shares of Depomed for $3,533,000. Biovail also obtained warrants to acquire 569,154 shares of Depomed, which are exercisable from July 2003 until April 2008 at an exercise price of $2.16 per share.

  At December 31, 2003 and 2002, Biovail's investment represented approximately 12% and 15%, respectively, of the issued and outstanding common shares of Depomed. At December 31, 2003 and 2002, the fair values of this investment, based on quoted market prices, were $30,562,000 and $6,277,000, respectively. In 2002, Biovail recorded an unrealized holding loss of $7,398,000 in net income to reflect an other than temporary decline in the value of this investment (as described in note 15 — Write-Down of Assets). In 2003, in connection with an increase in the quoted market value of Depomed's common shares, the value of this investment increased by $20,752,000. This holding gain will not be recorded in net income or loss until realized.

  Reliant Pharmaceuticals, LLC ("Reliant")

  In December 2003, in connection with the collection of its loan receivable from Reliant (as described in note 10 — Other Assets), Biovail subscribed to $8,929,000 of Series D Preferred Units of Reliant. These units are convertible on a 1:1 basis into Reliant's common units and are senior to all existing preferred classes of units (Series A, B and C) of Reliant. These units do not entitle the holders to a preferred return (or dividends). In the case of a liquidation of Reliant, these units are entitled to a distribution, before any other distribution or payment is made to any unit ranking junior to these units, of an amount equal to the sum of: (i) $20.00 per unit; and (ii) interest on such amount at a rate of 8.5% per annum from the date of contribution. These units are redeemable by Reliant at a redemption price equal to the preceding amount. These units have voting rights equal to the number of whole common units into which they are convertible. At December 31, 2003, Biovail's investment in these units represented less than 2% of the issued and outstanding common and preferred units of Reliant.

8.     PROPERTY, PLANT AND EQUIPMENT

	2003		2002
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
Land	11,378	—	10,477	—
Buildings	75,186	9,742	59,341	6,959
Machinery and equipment	88,594	26,269	62,736	16,920
Other equipment and leasehold improvements	56,083	21,426	42,401	14,292

	231,241	57,437	174,955	38,171

Less accumulated depreciation	57,437		38,171

	173,804		136,784

  At December 31, 2003 and 2002, the cost of property, plant and equipment included $20,606,000 and $54,365,000, respectively, of assets under construction or awaiting FDA approval and not available for productive use. Interest capitalized amounted to $1,422,000 and $513,000 in 2003 and 2002, respectively.

  Depreciation expense amounted to $15,351,000, $9,794,000 and $9,386,000 in 2003, 2002 and 2001, respectively.

9.     INTANGIBLE ASSETS

	2003		2002
	Cost $	Accumulated amortization $	Cost $	Accumulated amortization $
Trademarks	703,698	81,371	596,223	47,794
Product rights	575,880	149,193	596,105	61,156
Acquired research and development	561,077	170,201	513,639	113,120
Technology	21,041	3,705	18,885	2,385

	1,861,696	404,470	1,724,852	224,455

Less accumulated amortization	404,470		224,455

	1,457,226		1,500,397

  Amortization expense amounted to $239,112,000, $126,924,000 and $93,669,000 in 2003, 2002 and 2001, respectively.

10.   OTHER ASSETS

	2003 $	2002 $
Deferred financing costs	17,311	17,348
Less accumulated amortization	6,274	3,536

	11,037	13,812
Zovirax distribution agreement	40,656	40,656
Deferred compensation trust fund	5,644	5,681
Loan receivable	—	30,000
Long-term receivable	—	4,554
Other	600	—

	57,937	94,703

  Amortization expense related to deferred financing costs amounted to $2,975,000, $2,267,000 and $1,260,000 in 2003, 2002 and 2001, respectively.

  Zovirax distribution agreement

  In consideration for certain amendments to the original Zovirax distribution agreement with GSK, Biovail agreed to pay GSK $11,250,000 per year in four annual instalments on March 31 of each year beginning in 2004. The annual instalment payments were present valued using an imputed interest rate of 3.74%, which was comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of these payments was determined to be $40,656,000, which was recorded in other assets. This amount will be amortized over the period of benefit from the amended terms.

  Loan receivable

  On November 13, 2002, in connection with a co-promotion agreement between Biovail and Reliant (as described in note 21 — Co-Promotion and License Arrangements), Biovail, together with certain of Reliant's existing lenders, established an $85,000,000 secured credit facility in favour of Reliant. Biovail had committed to fund up to $40,000,000 of this credit facility. This credit facility was available to Reliant, subject to certain financial and non-financial covenants, for general corporate purposes. This credit facility was secured by a first charge over certain property and assets of Reliant.

  Interest was calculated daily on the outstanding advances at U.S. prime plus a margin of 2% and was payable in arrears on the first day of each calendar quarter. Prior to March 31, 2005, Reliant could elect to accrue but not make cash payments of interest. Such accrued interest was added to the principal amount of the outstanding advances.

  Reliant was entitled to prepay any or all of the outstanding advances at any time without penalty. Commencing March 31, 2005, Reliant was to begin repayment of the outstanding advances in eight equal quarterly instalments, with the final instalment due on December 31, 2006.

  In June 2003, this credit facility was increased from $85,000,000 to $115,000,000, and Biovail agreed to increase its total commitment to this credit facility from $40,000,000 to $70,000,000. All other material terms and conditions were unchanged.

  At December 2003, Biovail had advanced a total of $70,000,000 to Reliant under this credit facility. Coincident with the termination of the co-promotion agreement between the parties, Reliant elected to prepay all of the outstanding advances, plus accrued interest of $3,195,000. In December 2003, Reliant paid Biovail $64,266,000 in cash and, in exchange for the remaining $8,929,000 owing, Biovail agreed to subscribe to Series D Preferred Units of Reliant (as described in note 7 — Long-Term Investments).

11.   ACCRUED LIABILITIES

	2003 $	2002 $
Product returns	43,289	27,414
Product rebates and chargebacks	21,601	15,562
Employee costs	16,796	12,690
Interest	9,209	9,512
Zovirax supply price reduction	—	10,716
Inventory	—	7,974
Other	14,306	22,137

	105,201	106,005

  Product returns

  In 2003, the Company determined that, based on the trend in the level of returns and exchanges, its provision for product returns related to certain products should be increased, which resulted in a corresponding reduction in product sales.

12.   DEFERRED REVENUE

	2003 $	2002 $
Up-front research and development fees	10,900	13,000
Up-front licensing fees and other	8,063	10,843
Customer prepayments	1,302	3,588

	20,265	27,431
Less current portion	5,765	9,231

	14,500	18,200

13.   LONG-TERM OBLIGATIONS

	2003 $	2002 $
7 7/8% Senior Subordinated Notes due April 1, 2010	400,000	400,000
Unamortized discount	(2,281)	(2,646)

	397,719	397,354
Revolving term credit facility	280,000	110,000
Vasotec® and Vaseretic® obligation	45,376	67,942
Zovirax obligation	42,198	80,656
Wellbutrin® and Zyban® obligation	22,407	69,961
Ativan® and Isordil® obligation	17,806	—
Deferred compensation	7,020	6,198

	812,526	732,111
Less current portion	58,816	122,590

	753,710	609,521

  Interest expense on long-term obligations amounted to $38,987,000, $28,564,000 and $20,195,000 in 2003, 2002 and 2001, respectively. Interest expense in 2003, 2002 and 2001 included the amortization of the discounts on long-term obligations of $7,427,000, $5,329,000 and $10,999,000, respectively.

  Senior Subordinated Notes

  Pursuant to a supplement to its base shelf prospectus dated March 25, 2002, the Company issued, under an indenture dated March 28, 2002, $400,000,000 aggregate principal amount of unsecured 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes"). Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. Proceeds from the issue amounted to $384,280,000, net of discount and financing costs.

  At any time on or after April 1, 2006, the Company may redeem all or any of the Notes at the following prices, plus accrued and unpaid interest to the date of redemption, if redeemed during the12 months beginning April 1 of the years indicated below:

Percentage of Principal amount
2006	103.938%
2007	101.969%
2008 and thereafter	100.000%

  Before April 1, 2005, the Company may redeem up to 35% of the original principal amount of the Notes, with the net cash proceeds of certain sales of the Company's common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

  At December 31, 2003 and 2002, the aggregate market values of the Notes, based on quoted market prices, were $408,000,000 and $402,000,000, respectively.

  The fair value of the Company's fixed rate Notes is affected by changes in interest rates. The Company manages this exposure to interest rate changes through the use of interest rate swaps. In June 2002, the Company entered into three interest rate swaps of aggregate $200,000,000 notional amount, which were designated as a hedge of the Notes. These swaps involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments, based on six-month London Interbank Offering Rate ("LIBOR") plus a spread of 2.69% to 2.99%, without an exchange of the underlying principal amount. Net receipts or payments relating to these swaps are recorded as an adjustment to interest expense. The unrecognized marked-to-market values of these swaps at December 31, 2003 and 2002 were $14,746,000 and $18,647,000, respectively.

  Revolving term credit facility

  On December 27, 2000, the Company entered into a definitive agreement with The Bank of Nova Scotia (the "Bank") for a $300,000,000 revolving term credit facility. This credit facility was fully underwritten by the Bank in anticipation of syndication by the Bank to other financial institutions (collectively, the "Lenders"). Effective June 22, 2001, this credit facility was increased to $400,000,000 when the Bank and the Lenders committed to portions of this credit facility, which in aggregate exceeded the original commitment. Effective July 25, 2002, this credit facility was further increased to $600,000,000. This credit facility is revolving in nature for a term of 364 days and may be extended at the request of the Company and at the sole discretion of the Lenders for additional periods of up to 364 days. Such an extension was requested by the Company and agreed to by the Lenders for the 364-day period ending December 25, 2003. In December 2003, the Lenders agreed to an extension of this credit facility to March 25, 2004. Effective March 25, 2004, the Lenders committed to a renewal of this credit facility at $400,000,000 for a term of 364 days to March 24, 2005. If the Lenders elect not to further extend the revolving period of this credit facility, the Company may elect to convert amounts then outstanding to a term facility with a final maturity date one year from the then current revolving period maturity date. At December 31, 2003, Biovail classified this credit facility as a long-term obligation to reflect the renewed maturity terms.

  Borrowings under this credit facility are secured by a charge over substantially all of the assets and undertakings, including intellectual property, of the Company. The credit agreement includes certain financial and non-financial covenants. The financial covenants require the Company to meet or exceed certain minimum thresholds for shareholders' equity and interest coverage, and not to exceed a maximum threshold in respect of the ratio of debt to earnings before interest, taxes, depreciation and amortization. Non-financial covenants include, but are not limited to, restrictions on investments and dispositions, as well as capital and debt-restructuring activities, exceeding established thresholds. On a change in control, the Lenders have the right to require the Company to settle this entire credit facility, plus accrued and unpaid interest at the date of settlement.

  Borrowings may be by way of U.S. dollar, LIBOR or U.S. base rate advances or Canadian dollar prime rate or bankers' acceptance ("BA") advances or letters of credit. Interest is charged at the Bank's quoted rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of base rate and prime rate advances, depending on the Company's financial covenant ratios at the time of such borrowing. The effective rate of interest at both December 31, 2003 and 2002 was 3.74%.

  At December 31, 2003 and 2002, respectively, the Company had advances of $280,000,000 and $110,000,000 borrowed under this credit facility, and a letter of credit of $61,207,000 and $93,170,000 issued under this credit facility. At December 31, 2003 and 2002, respectively, the Company had remaining balances of $58,793,000 and $396,830,000 available to borrow under this credit facility. At March 31, 2004, the Company had advances of $200,000,000 borrowed under this credit facility, and a letter of credit of $61,207,000 issued under this credit facility, for a remaining balance of $138,793,000 available to borrow under this credit facility.

  Zovirax obligation

  The Zovirax obligation relates to the amendments to the Zovirax distribution agreement. This non-interest bearing obligation was discounted based on an imputed interest rate of 3.74%. The remaining payments are payable annually in four gross instalments of $11,250,000 on March 31 of each year, beginning in 2004.

  Wellbutrin® and Zyban® obligation

  This obligation relates to the acquisition of the Canadian rights to Wellbutrin® and Zyban®. This non-interest bearing obligation was discounted based on an imputed interest rate of 3.74%. The remaining payment was made on March 1, 2004.

  Vasotec® and Vaseretic® obligation

  This obligation reflects the minimum fixed royalty payments assumed on the acquisition of Vasotec® and Vaseretic®. This non-interest bearing obligation was discounted based on an imputed interest rate of 5.75%. The remaining payments are payable semi-annually, on April 1 and October 1 of each year, in the following gross annual amounts: 2004 — $19,747,000; 2005 — $15,256,000; and 2006 — $14,011,000.

  Ativan® and Isordil® obligation

  This obligation reflects the two remaining fixed annual payments related to the acquisition of Ativan® and Isordil®. This non-interest bearing obligation was discounted based on an imputed interest rate of 3.00%. The payments of $9,150,000 each are due on May 31 of 2004 and 2005.

  Maturities

  Aggregate maturities of long-term obligations for the years ending December 31 are as follows:

	Notes $	Revolving term credit facility $	Other $	Total $
2004	—	—	62,669	62,669
2005	—	210,000	35,656	245,656
2006	—	70,000	25,261	95,261
2007	—	—	11,250	11,250
2008	—	—	—	—
Thereafter	400,000	—	—	400,000

Total gross maturities	400,000	280,000	134,836	814,836

Unamortized discounts	(2,281)	—	(7,049)	(9,330)
Deferred compensation (1)	—	—	7,020	7,020

Total long-term obligations	397,719	280,000	134,807	812,526

  (1)
  The deferred compensation obligation is repayable to the participants in the deferred compensation plan upon their retirement or earlier withdrawal from this plan and, consequently, this obligation does not have a defined maturity.

14.   SHAREHOLDERS' EQUITY

  Authorized and issued shares

  The authorized capital of the Company comprises an unlimited number of common shares without par value. The Company had 158,796,978 and 158,120,144 issued and outstanding common shares at December 31, 2003 and 2002, respectively.

  Share offerings

  In November 2001, the Company completed a share offering by issuing 12,500,000 common shares for gross proceeds of $587,500,000 less issue costs of $27,454,000.

  Stock repurchase programs

  In November 2003, the Company implemented a stock repurchase program pursuant to which it is able to repurchase up to 10% of its issued and outstanding common shares on or before November 25, 2004. Any common shares purchased by the Company under this program will be cancelled. No common shares have been repurchased under this program.

  In February 2002, the Company implemented a stock repurchase program pursuant to which it was able to repurchase up to 5% of its issued and outstanding common shares. In May 2002, the Company increased the amount to 10% of its issued and outstanding common shares. An aggregate of 12,872,300 common shares were repurchased under this program, through open market transactions on the NYSE and TSX, at an average purchase price of $39.08 per share, for total consideration of $503,100,000. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $388,204,000, was charged to deficit. This program was terminated with no further common shares repurchased.

  In September 2001, the Company implemented a stock repurchase program pursuant to which it was able to repurchase up to $120,000,000 of its issued and outstanding common shares. In total, 2,871,200 common shares were repurchased under this program, through open market transactions on the NYSE, at an average purchase price of $41.79 per share, for total consideration of $119,987,000. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $105,633,000, was charged to retained earnings.

  Stock Option Plan

  Under the Company's Stock Option Plan, as amended (the "Plan"), the Company may grant to directors, officers, employees, consultants and advisors options to purchase common shares of the Company. The purpose of the Plan is to provide long-term incentives and rewards to the Company's directors, officers, employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan, taking into consideration stock splits, shall not exceed 28,000,000 common shares. The number of shares reserved for issuance to any one person under the Plan, together with shares that this person may acquire under any similar plan of the Company, may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the common shares are traded on the NYSE on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

  The options' vesting terms vary based on the type of options. Management options granted prior to January 1, 1999, vest as to one-third each year commencing on the first anniversary of the grant and will expire on a date not later than five years from the date of the grant.

  Options granted after January 1, 1999, vest as follows: executive options vest pursuant to the terms and conditions of the employment agreement; special options vest on the second anniversary date of the grant; management options vest as to one-fourth each year commencing on March 1 and expire not later than seven years from the date of the grant.

  The following table summarizes the Company's stock option activity for the three years ended December 31, 2003:

	Options (000s)	Weighted average exercise price $
Outstanding balance, December 31, 2000	10,049	15.58
Granted	314	43.03
Exercised	(2,906)	9.92
Forfeited	(1,204)	17.69

Outstanding balance, December 31, 2001	6,253	18.53
Granted	2,068	36.84
Exercised	(2,197)	8.71
Forfeited	(199)	28.48

Outstanding balance, December 31, 2002	5,925	28.23
Granted	2,304	27.66
Exercised	(663)	17.50
Forfeited	(234)	31.93

Outstanding balance, December 31, 2003	7,332	28.91

  The weighted average fair values per stock option granted during 2003, 2002 and 2001 were $11.48, $13.58 and $15.34, respectively.

  The following table summarizes information about options outstanding at December 31, 2003:

Range of exercise prices $	Outstanding (000s)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Exercisable (000s)	Weighted average exercise price $
0.81 — 3.52(1)	65	6.0	3.06	56	2.99
8.75 — 12.77	352	0.8	9.41	352	9.41
17.50 — 25.00	2,580	3.5	20.90	1,689	22.00
27.72 — 39.00	2,972	3.9	32.52	1,164	33.22
40.00 — 48.07	1,363	3.3	42.44	678	42.30

	7,332	3.5	28.91	3,939	27.41

  (1)
  These options represent the converted DJ Pharma unvested employee stock options pursuant to the merger agreement.

  Employee Stock Purchase Plan ("EPP")

  The Company's EPP was approved by the shareholders at the Special Shareholders' Meeting held on January 1, 1996, and was established in 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the EPP, taking into consideration stock splits, shall not exceed 1,200,000 common shares. At the discretion of a committee of the Board of Directors that administers the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the EPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair market value per share of stock on the date on which the eligible period ends. At December 31, 2003, a total of 64,000 shares have been issued under the EPP.

  Executive Stock Purchase Plan ("ESPP") loans

  In September 2001, the Company made ESPP loans in an aggregate amount of $9,988,000 to certain executive officers in order to finance the acquisition of common shares of the Company on the open market. These loans were full recourse and were secured by the common shares purchased pursuant to these loans and bore interest at a rate equal to the Company's rate for borrowings. Interest was payable quarterly in arrears. These loans were due and payable on September 30, 2003.

  At December 31, 2003, four executive officers were indebted to the Company in an aggregate amount of $7,990,000 in connection with the ESPP loans. To facilitate repayment of these loans, on December 31, 2003, Mr. Melnyk, Chairman of the Board and Chief Executive Officer of Biovail, in his individual capacity, made loans to these executives in an amount equal to the amount of their indebtedness to the Company and the ESPP loans from the Company were repaid. These executives pledged to Mr. Melnyk, as collateral for their loans, an aggregate of 176,080 shares of the Company and their interest in 200,000 options to acquire shares of the Company having a strike price of $31.00 per share. The loan arrangements provide that there will be no recourse to these executives in addition to the collateral pledged by them, except in certain instances.

  Warrants outstanding

  At September 30, 1999, the Company had 3,737,500 warrants issued and outstanding. Each warrant entitled the holder to purchase four common shares of the Company. The warrants were exercisable at a per share price of $10.00 from October 1, 1999 until September 30, 2002.

  During 2001, the Company issued 27,600 common shares, on the exercise of 6,900 warrants, for proceeds of $276,000. In addition, the Company entered into privately negotiated agreements with certain holders of its outstanding warrants. These agreements provided for the exercise of 758,300 warrants to purchase 3,033,200 common shares. As an inducement to these holders to exercise, the Company paid these holders approximately $2.00 per warrant exercised. In aggregate, the Company received proceeds of $28,817,000 net of the inducement cost of $1,515,000.

  During 2002, substantially all of the remaining outstanding warrants were exercised, resulting in the issue of 11,282,284 common shares, on the exercise of 2,820,571 warrants, for proceeds of $112,823,000. On September 30, 2002, any remaining warrants expired.

15.   WRITE-DOWN OF ASSETS

  2003 write-down of assets

  In 2003, the Company recorded a charge of $82,189,000 related to the write-down of the following assets:

  In December 2003, the Company evaluated its future interest in its Cedax and Rondec product lines. The Company intends to focus its therapeutically aligned sales efforts on cardiovascular products, such as Cardizem® LA and Teveten®, as well as Zovirax. Without continued promotion the economic viability of Cedax and Rondec would be substantially lower, as these products require significant marketing and sales efforts in order to maintain market share. The Company evaluated the current and forecasted market shares for Cedax and Rondec and determined that the undiscounted future cash flows from these products were below the carrying values of the related product rights. Accordingly, the Company recorded a charge of $43,400,000 to write down the carrying values of these product rights to their estimated fair values.

  In December 2003, the Company recorded an aggregate charge of $37,108,000 related to the write-down of acquired research and development associated with product development projects that have been discontinued by the Company.

  In December 2003, the Company recorded a charge of $1,681,000 related to the write-downs of goodwill.

  2002 write-down of assets

  In 2002, the Company recorded a charge of $31,944,000 related to the write-down of the following assets:

  In June 2002, the Company, Elan Corporation, plc ("Elan") and the U.S. Federal Trade Commission ("FTC") entered into a settlement with respect to the introduction of generic versions of Adalat CC. As a result of the FTC settlement, the agreements between the Company and Elan related to the Company's in-licensing of Elan's generic versions of Adalat CC were dissolved. Consequently, the Company's long-term obligation to make minimum license payments to Elan under these agreements was terminated. The Company had been in negotiations to have Elan reacquire the rights to its generic versions of Adalat CC that had been sold to Biovail. As there had been no meaningful progress to these negotiations as at December 31, 2002, and as Biovail was unable to ascertain the eventual outcome of these negotiations, Biovail determined that the net book value of the generic Adalat CC product rights of $55,787,000, net of the corresponding long-term obligation to Elan of $33,381,000, should be written off. In December 2002, the Company recorded a related charge of $22,406,000. In June 2003, the Company settled with Elan (as described in note 16 — Settlements).

  During 2002, the Company recorded unrealized holding losses of $7,398,000 and $676,000, to reflect other than temporary declines in the values of its investment in Depomed and other investments, respectively, and recorded other asset write-downs of $1,464,000.

  2001 write-down of assets

  In 2001, the Company recorded a charge of $80,482,000 related to the write-down of the following assets:

  On March 7, 2001, Eli Lilly and Company ("Lilly") announced a voluntary recall of Keftab tablets due to problems with the product's stability. Lilly was under contract with the Company to manufacture and supply the product to the Company for marketing in the United States. At December 31, 2001, this product's manufacturing problems had yet to be resolved by Lilly. The supply interruption resulted in a deterioration of customer awareness of this product, which would have required substantial promotional efforts to restore if this product were to have been re-launched. Due to these conditions that existed at December 31, 2001, the Company determined that the Keftab product right had been permanently impaired and the net book value should be written down to the estimated recoverable value of $10,000,000. The Company recorded a related charge of $54,565,000.

  The Company believed Lilly was responsible for manufacturing and supplying acceptable products to Biovail, as well as for the cost of the recall. In this regard, the Company commenced a legal action against Lilly in which Biovail was seeking damages as a result of Lilly's voluntary recall of Keftab. In March 2003, the Company settled with Lilly (as described in note 16 — Settlements).

  In November 2000, the FDA requested a voluntary recall of products containing phenylpropanolamine ("PPA"). The Company immediately stopped shipments of its Dura-Vent products containing PPA and initiated a recall of these products from wholesalers and pharmacies. During 2001, the Company experienced supply interruptions resulting from manufacturing issues associated with its remaining Dura-Vent products that did not contain PPA. Dura-Vent was manufactured and supplied to the Company by a third party. These supply interruptions caused the Company's revenue and gross margin for the remaining Dura-Vent products to significantly deteriorate. The Company evaluated the current and forecasted market share for these products and determined that the Dura-Vent product right had been permanently impaired and the net book value should be written off. The Company recorded a related charge of $18,966,000.

  During 2001, the Company recorded other asset write-downs, and an unrealized holding loss to reflect an other than temporary decline in the value of an investment, of $6,951,000.

16.   SETTLEMENTS

  Pfizer Inc. ("Pfizer"), Bayer AG, Bayer Corporation, Teva Pharmaceuticals USA, Inc. ("Teva"), Mylan Pharmaceuticals Inc. ("Mylan"), Mylan Laboratories Inc.

  In June 2003, the Company negotiated an overall settlement with the above captioned entities through which all pending actions relating to generic versions of Procardia XL (Nifedical XL) and Adalat CC, including actions alleging patent infringement and antitrust breaches, were dismissed. The settlement payment comprised the following amounts: (i) a recovery for the profit lost by the Company on sales of Nifedical XL; (ii) compensation for the value of dated Nifedical XL in inventory; (iii) a reduction of legal and other expenses incurred by the Company during the six months ended June 30, 2003; and (iv) interest. In connection with the settlement, the Company was granted a royalty-free, non-exclusive sublicense to U.S. Patent No. 4,264,446.

  Elan

  In June 2003, the Company settled with Elan with respect to the termination of the Company's rights to Elan's 30 mg and 60 mg generic versions of Adalat CC. In consideration, the parties agreed to settle certain amounts that were owed between them. The net settlement payment from Elan comprised a reimbursement for certain charges related to the supply of these products.

  Lilly

  In March 2003, the Company negotiated a full and final settlement with Lilly with respect to Lilly's breach of contract due to its inability to supply Keftab to the Company and, as a result, the Company returned all of its right, title and interest in Keftab to Lilly. The settlement payment comprised the following amounts: (i) a recovery of the gross profit lost by the Company on account of Lilly's recall of Keftab and a share of the value of the Keftab product right that was written off by the Company in December 2001; (ii) the recoverable value of the Keftab product right recorded in intangible assets; (iii) compensation for the value of the destroyed Keftab inventory recorded as a long-term receivable from Lilly; (iv) a reimbursement for legal and other expenses incurred by the Company during the three months ended March 31, 2003; and (v) interest.

  Mylan

  In March 2003, an arbitration tribunal awarded the Company damages with respect to Mylan's breach of contract relating to its failure to supply verapamil (generic Verelan) to the Company. The settlement payment comprised the following amounts: (i) a recovery of the profit lost by the Company on sales of its generic version of Verelan; (ii) a reimbursement for legal expenses incurred by the Company during the three months ended March 31, 2003; and (iii) interest.

  During 2003, in relation to the matters described above, the Company recorded settlement payments of $34,055,000, mainly related to the Company's lost profits on sales of Nifedical XL, Keftab and its generic version of Verelan, and additional payments of $16,229,000, mainly related to a reduction in cost of goods sold, a reimbursement of legal and other expenses, and interest income. In addition, the Company recorded $14,554,000 of the settlement payment from Lilly as a reduction to assets related to the recoverable value of the Keftab product right and the value of the destroyed Keftab inventory.

17.   INCOME TAXES

  The components of the provision for (or recovery of) income taxes are as follows:

	2003 $	2002 $	2001 $
Current
Domestic	400	1,250	3,670
Foreign	(4,400)	20,250	10,165

	(4,000)	21,500	13,835
Future
Domestic	—	—	—
Foreign	—	(9,771)	(39,833)

	—	(9,771)	(39,833)

	(4,000)	11,729	(25,998)

  The reported provision for, or recovery of, income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income or loss before provision for, or recovery of, income taxes. The reasons for this difference and the related tax effects are as follows:

	2003 $	2002 $	2001 $
Income (loss) before provision for (recovery of) income taxes	(44,345)	219,282	97,992
Expected Canadian statutory rate	34.10%	39.42%	42.12%

Expected provision for (recovery of) income taxes	(15,122)	86,441	41,274
Non-deductible amount
Amortization	79,360	43,942	33,309
Foreign tax rate differences	(131,065)	(133,068)	(102,386)
Unrecognized income tax benefit of losses	57,270	10,738	—
Other	5,557	3,676	1,805

	(4,000)	11,729	(25,998)

  The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

  Future income taxes have been provided for on the following temporary differences:

	2003 $	2002 $
Future tax assets
Tax loss carryforwards	101,132	68,639
Scientific Research and Experimental Development pool	32,471	17,544
Investment tax credits	23,739	15,948
Provisions	25,576	14,601
Deferred financing and share issue costs	14,125	15,573
Plant, equipment and technology	7,710	4,819
Intangible assets	4,687	—
Other	4,079	3,378

Total future tax assets	213,519	140,502
Less valuation allowance	(170,816)	(75,255)

Net future tax assets	42,703	65,247

Future tax liabilities
Intangible assets	39,974	63,250
Other	2,729	1,997

Total future tax liabilities	42,703	65,247

Net future income taxes	—	—

  The realization of future tax assets is dependent on the Company generating sufficient domestic and foreign taxable income in the years that the temporary differences become deductible. A valuation allowance has been provided for the portion of the future tax assets that the Company determined is more likely than not to remain unrealized based on estimated future taxable income and tax planning strategies. During 2003 and 2002, the valuation allowance increased by $95,561,000 and $15,256,000, respectively. The increase in the valuation allowance is mainly related to accumulated tax losses and tax credit carryforwards.

  At December 31, 2003, the Company had accumulated tax losses of approximately $8,100,000 available for federal purposes and approximately $35,800,000 available for provincial purposes in Canada, as well as approximately $23,300,000 of unclaimed Canadian investment tax credits. These losses and investment tax credits can be used to offset future years' taxable income and federal tax, respectively.

  The Company has accumulated tax losses of approximately $241,700,000 for federal and state purposes in the United States, which can be used to offset future years' taxable income. There may be limitations on the annual utilization of these losses as a result of certain changes in ownership that have occurred.

  These tax losses and investment tax credits expire as follows:

	Tax losses
	Canada
	Federal $	Provincial $	United States $	Investment tax credits $
2004	—	—	—	600
2005	—	—	—	1,300
2006	—	—	—	1,400
2007	—	—	4,300	1,700
2008	3,400	23,400	6,100	3,700
2009	4,700	12,400	6,700	500
2010	—	—	3,100	3,200
2011	—	—	16,400	2,900
2012	—	—	15,500	4,300
2013	—	—	—	3,700
2018	—	—	22,100	—
2019	—	—	13,500	—
2020	—	—	1,100	—
2021	—	—	38,500	—
2022	—	—	15,900	—
2023	—	—	98,500	—

	8,100	35,800	241,700	23,300

  In addition, the Company has pooled Scientific Research and Experimental Development ("SR&ED") expenditures amounting to approximately $89,500,000 available to offset against future years' taxable income from its Canadian operations, which may be carried forward indefinitely.

  The eventual settlement of the Company's U.S. dollar Notes will likely result in a foreign exchange gain or loss for Canadian income tax purposes. The amount of this gain or loss will depend on the exchange rate between the U.S. and Canadian dollars at the time the Notes are settled. At December 31, 2003, the unrealized foreign exchange gain on the translation of the Notes to Canadian dollars for Canadian income tax purposes was approximately $92,000,000. If the Notes had been settled at December 31, 2003, one-half of this foreign exchange gain would have been included in the Company's taxable income, which would have resulted in a corresponding reduction in the Company's available Canadian operating losses, SR&ED pool and/or investment tax credit carryforward balances disclosed above.

18.   DEBT CONVERSION PREMIUMS

  Under an indenture dated March 22, 2000, the Company issued $300,000,000 aggregate principal amount of 6.75% Convertible Subordinated Preferred Equivalent Debentures due March 31, 2025 ("Debentures"). After deducting financing costs of $11,228,000, the net proceeds from the issue amounted to $288,772,000. At the holders' option, the Debentures were convertible at any time into common shares of the Company at $30.337 per common share. The value of the Debentures was comprised of the holder conversion option and the interest and principal components. The value ascribed to the option component was determined using the residual method after calculating the amount attributable to the interest and principal components, which were discounted at a rate of interest that would have approximated the rate applicable to non-convertible debt at the time the Debentures were issued. The present value of the interest and principal components amounted to $256,494,000, resulting in a value of $43,506,000 being ascribed to the holder conversion option. The present value of the interest and principal components was being accreted to the face value of the payments over the three-year period preceding the first redemption date on March 31, 2003, and was included in the determination of net income attributable to common shareholders. The value of the principal component was net of financing costs.

  During 2001, the Company entered into privately negotiated agreements with certain holders of the Debentures. These agreements provided for the issuance of 6,278,663 common shares to those certain Debenture holders upon their surrender of $173,845,000 aggregate face value of outstanding Debentures. The Company recorded the market value of the additional shares issued in excess of the number of shares that would have been issued under the terms of the conversion ratio provided for in the indenture as follows:

  (i) the portion related to the interest and principal components of the Debentures as a $6,200,000 deduction from net income for the determination of net income attributable to common shareholders; and (ii) the portion related to the holder conversion option as a $17,482,000 charge to retained earnings. The Company recorded an increase to common shares of $206,076,000, which included the deduction from net income and the charge to retained earnings combined with the carrying value of the Debentures on the date of surrender of $182,394,000. The carrying value of the Debentures comprised the holder conversion option and the interest and principal components of the Debentures of $187,651,000 and the unpaid accrued interest to the date of surrender of $1,250,000, reduced by the proportionate financing costs of $6,507,000.

  In October 2001, the Company announced its intention to exercise its option to redeem the remaining $126,140,000 aggregate face value of Debentures on November 27, 2001. Prior to the redemption date, substantially all of the remaining Debentures were converted into 4,154,564 common shares of the Company. The Company recorded the aggregate amount of interest that would have been paid on the Debentures from the redemption date to March 31, 2003 of $11,241,000 as follows: (i) the portion related to the interest and principal components of the Debentures as a $3,801,000 deduction from net income for the determination of net income attributable to common shareholders; and (ii) the portion related to the holder conversion option as a $7,440,000 charge to retained earnings. The Company recorded an increase to common shares of $133,619,000, which represented the carrying value of the Debentures converted prior to the redemption date. The carrying value of the Debentures comprised the holder conversion option and the interest and principal components of the Debentures of $138,340,000, reduced by the proportionate financing costs of $4,721,000. Debentures of $108,000 aggregate face value were redeemed for cash on the redemption date.

  In 2001, interest on the Debentures comprised interest of $14,862,000 and the accretion of the principal and interest components of $13,574,000.

19.   EARNINGS OR LOSS PER SHARE

  Earnings (or loss) per share were calculated as follows:

	2003	2002	2001
Net income (loss) attributable to common shareholders	$(40,345)	$207,553	$85,553

Basic weighted average number of common shares outstanding (000s)	158,516	151,960	136,928
Dilutive effect of stock options (000s)	—	2,511	3,579
Dilutive effect of warrants (000s)	—	5,992	10,183

Diluted weighted average number of common shares outstanding (000s)	158,516	160,463	150,690

Basic earnings (loss) per share	$(0.25)	$1.37	$0.62
Diluted earnings (loss) per share	$(0.25)	$1.29	$0.57

  In 2003, all stock options were excluded from the calculation of diluted loss per share, as the effect of including them would have been anti-dilutive. The potential dilutive effect of stock options on the weighted average number of common shares outstanding was as follows:

2003
Basic weighted average number of common shares outstanding (000s)	158,516
Potential dilutive effect of stock options (000s)	1,403

Adjusted weighted average number of common shares outstanding (000s)	159,919

  In 2001, the Debentures were excluded from the calculation of diluted earnings per share because the effect would have been anti-dilutive.

20.   CASH FLOW INFORMATION

  Net change in non-cash operating items

        Increases (decreases) in cash flows from operations as a result of changes in non-cash operating items were as follows:

	2003 $	2002 $	2001 $
Accounts receivable	15,926	(93,241)	4,778
Inventories	(30,023)	(14,643)	(14,341)
Deposits and prepaid expenses	3,156	(12,265)	(1,296)
Accounts payable	(3,590)	35,717	1,138
Accrued liabilities	(649)	47,578	24,489
Income taxes payable	(10,958)	17,618	10,649
Deferred revenue	(7,166)	(22,699)	(4,103)

	(33,304)	(41,935)	21,314

  Non-cash investing and financing activities

  In 2003, non-cash investing and financing activities included the long-term obligation of $17,497,000 related to the acquisition of Ativan® and Isordil®, and the subscription to $8,929,000 Series D Preferred Units of Reliant in repayment of a portion of the loan receivable from Reliant. In 2002, non-cash investing and financing activities included long-term obligations of $99,620,000 and $69,961,000 related to the acquisitions of Vasotec® and Vaseretic®, and Wellbutrin® and Zyban®, respectively, as well as a long-term obligation of $80,656,000 related to the amendments to the Zovirax distribution agreement. In 2001, non-cash investing and financing activities included the issuance of common shares of $316,013,000 on the surrender and redemption of the Debentures.

  Cash paid during the year

	2003 $	2002 $	2001 $
Interest	31,187	14,899	22,837
Income taxes	7,862	5,063	4,380
Debt conversion premiums	—	—	11,241

21.   CO-PROMOTION AND LICENSE ARRANGEMENTS

  Reliant

  In November 2002, Biovail and Reliant entered into a co-promotion agreement to co-promote Biovail's Zovirax, Teveten®, Teveten® HCT, Rondec, Cedax and Cardizem® LA products. Biovail and Reliant would detail these products to physicians in the United States during the period from October 1, 2002 to December 31, 2005. In addition, Biovail would spend a minimum prescribed amount on advertising and sales promotion of these products. In consideration of Reliant's co-promotion activities under this agreement, Biovail would pay Reliant a tiered co-promotion fee based on a percentage of the quarterly net sales of these products.

  Commencing on June 30, 2003, each of Biovail and Reliant had the right to terminate this agreement for any reason. In the event that either party terminated this agreement, Biovail could elect to either pay Reliant a termination fee, as defined in this agreement, or continue to pay Reliant trailing royalties on sales of the co-promoted products through to December 31, 2008. In the event that Biovail elected to continue to pay Reliant these royalties, Reliant could elect to terminate the payment of these royalties on the withdrawal from the market or sale of any of the products, in which case Biovail would pay Reliant the termination fee. This agreement was to expire on December 31, 2008.

  Effective April 1, 2003, Biovail and Reliant amended certain terms of this agreement, such that Reliant was responsible for one-half of certain advertising and sales promotion costs incurred during 2003 related to the co-promoted products. Accordingly, Biovail's selling, general and administrative expenses in 2003 were recorded net of a reimbursement of $25,000,000 received from Reliant. The amended terms also increased the tiered co-promotion fee payable to Reliant.

  Effective December 31, 2003, Biovail and Reliant mutually agreed to terminate the co-promotion agreement (as amended). Consequently, Biovail recorded a charge of $61,348,000 to extinguish its trailing royalty obligation to Reliant.

  During the period covered by the co-promotion agreement (as amended), Biovail made loans to Reliant, which were repaid by Reliant coincident with the termination of this agreement (as described in note 10 — Other Assets).

  GSK

  In October 2001, Biovail and GSK entered into an agreement for the development and license of Wellbutrin XL™ and the co-promotion of Wellbutrin SR®. Under the terms of this agreement, Biovail licensed Wellbutrin XL™ to GSK for sale and distribution in the United States. Biovail also granted GSK the option to elect to license Wellbutrin XL™ for sale and distribution on a worldwide basis, excluding Canada. Biovail and GSK collaborated to complete the development of Wellbutrin XL™ and to obtain FDA approval for this product. In addition, GSK and Biovail co-promoted GSK's Wellbutrin SR® in the United States during the period from January 1, 2002 to March 31, 2003. In consideration for the activities undertaken by Biovail under this agreement, GSK committed to pay Biovail up to $61,500,000 in six quarterly increments. The first increment of $11,500,000 was related to the development of Wellbutrin XL™. During 2002, Biovail completed the development of Wellbutrin XL™ and recognized the first increment in research and development revenue. The five remaining quarterly increments, of up to $10,000,000 each, related to the co-promotion of Wellbutrin SR® in the United States. The receipt of each of these increments was dependent on Biovail performing prescribed detailing activity related to the co-promotion of Wellbutrin SR®, and the amount was determined based on a percentage of net sales of Wellbutrin SR® in the United States during each quarter. Biovail received the full amount of these increments in each of the four quarters of 2002 and the first quarter of 2003.

  GSK filed an NDA for Wellbutrin XL™ with the FDA in August 2002 and received FDA approval for this product in August 2003. GSK has elected to exercise its option to develop and market Wellbutrin XL™ in the European Union and in certain other key Western, Central and East European markets, as well as in Asia, Latin America, the Middle East, Africa and certain other emerging world markets.

  Under the terms of this agreement, Biovail is the exclusive manufacturer and supplier of Wellbutrin XL™ to GSK on a worldwide basis. The sale prices for trade product shipped to GSK during each calendar year are determined based on a tiered percentage of GSK's net selling prices (after taking into consideration GSK's provisions for estimated discounts, returns, rebates and chargebacks). The sale prices for sample product shipped to GSK are fixed based on the terms of this agreement.

22.   RESEARCH AND DEVELOPMENT COLLABORATIONS

  In the ordinary course of business, the Company enters into research and development collaborations with third parties to provide formulation and other services for its products under development. These collaborations target the Company's therapeutic areas of focus — cardiovascular (including Type II diabetes), pain management and central nervous system, and typically include formulation and product development services being rendered by the developer. The developer may utilize its own technology, and, in other cases, the Company will allow access to its technology for the formulation and development of the product(s). In some cases, the Company has an ownership interest or an option to take an ownership position in the developer. In no case is the Company responsible for any of the developers' third party liabilities, nor has the Company guaranteed any debts, nor is the Company required under any circumstances to exercise any of its options.

  These third party developers are typically compensated on the basis of fees for service, milestone payments or royalty payments from the future sales of the products under development, or some combination of these bases. In addition, in the ordinary course of business, the Company may enter into research and development collaborations with third parties whereby the Company may provide contract research, formulation development and other services to those third parties. The Company is typically compensated on the basis of fees for service, milestone payments, royalties from future sales of the product(s) or some combination of these bases.

  BNC-PHARMAPASS

  In July 2003, Biovail and PPII formed BNC-PHARMAPASS to advance the development of carvedilol, tamsulosin and eprosartan products (as described in note 3 — Acquisitions).

  Flamel Technologies S.A. ("Flamel")

  In February 2003, Biovail licensed from Flamel the rights to manufacture and market an oral solid controlled-release formulation of acyclovir, for the treatment of episodic and recurrent genital herpes infections, in the United States and Canada. Flamel will be responsible for completing the development of this product. Biovail paid Flamel an up-front payment of $500,000, and Biovail will pay Flamel up to $6,500,000 on the achievement of certain developmental milestones, as well as royalties on any future sales of this product.

  Depomed

  In July 2002, Biovail licensed from Depomed the rights to manufacture and market Metformin GR in the United States and Canada. Depomed will be responsible for completing the clinical development program in support of this product. If Metformin GR is approved by the FDA, Biovail will pay Depomed a $25,000,000 milestone fee, as well as royalties on any future sales of this product.

  Merck

  In May 2002, Biovail entered into an agreement with Merck to develop, license and supply a new dosage format of a Merck product under development. Utilizing CEFORM™ technology, Biovail and Merck will conduct the development program and, subject to approval by the FDA, Biovail will manufacture and supply this new dosage format to Merck for commercialization. Biovail is entitled to receive a milestone payment on regulatory approval of $250,000, as well as royalties on any future sales of this new dosage format.

  Ethypharm

  In April 2002 (as amended in September 2003 and February 2004), Biovail licensed from Ethypharm the rights to market Tramadol FT and Tramadol/Acetaminophen FT, as well as four other products, in the United States, Canada and Mexico. Biovail will pay Ethypharm a milestone payment of $1,000,000 if Tramadol FT is approved by the FDA, and a royalty on any future sales of Tramadol/Acetaminophen FT (as described in note 3 — Acquisitions). Biovail will also pay up to $45,000,000 in milestone payments on the first regulatory approval of the four other products within the United States, Canada or Mexico, as well as royalties on any future sales of these products. Biovail has also entered into a cross-license agreement with Ethypharm, whereby the two companies grant to each other non-exclusive licenses to use Biovail's CEFORM™ technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products. Biovail has not made any milestone payments to Ethypharm.

  Procyon Biopharma Inc. ("Procyon")

  In January 2002 (as amended in January 2004), the Company licensed from Procyon the rights to manufacture and market Fibrostat in the United States. Fibrostat is a topical therapeutic for scar management. The Company will pay aggregate fees of approximately $7,100,000 to Procyon for the development of Fibrostat, subject to the attainment of certain milestones. If Fibrostat is approved by the FDA, the Company will pay a licensing fee to Procyon of approximately $3,900,000, as well as royalties on any future sales of Fibrostat. Biovail has not paid any fees to Procyon.

23.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal and administrative proceedings, which it considers to be in the ordinary course of business. These proceedings include product liability, intellectual property, antitrust, governmental investigations and related private litigation. There are also ordinary course employment related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

  Intellectual property

  RhoxalPharma Inc. ("RhoxalPharma") has filed an Abbreviated New Drug Submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac®. The Company has two patents listed in the Patent Registry and has instituted legal proceedings that will prohibit the issuance of a Notice of Compliance to RhoxalPharma until said proceedings are concluded, or until the expiry of 24 months from the date of the Notice of Allegation, whichever is earlier.

  Novopharm Limited ("Novopharm") has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR 100 mg and 150 mg. The Company has instituted legal proceedings that will prohibit the issuance of a Notice of Compliance to Novopharm until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier.

  Torpharm, Inc. ("Torpharm") has filed an Abbreviated New Drug Application ("ANDA") in the United States, seeking approval for a generic version of Cardizem® CD (120 mg, 180 mg, 240 mg and 300 mg). The Company has instituted legal proceedings pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Torpharm until the earliest of 30 months after the filing of the legal suit, a court decision of non-infringement or patent invalidity or a court decision to abbreviate the 30-month stay.

  Torpharm has filed an ANDA in the United States, seeking approval for a generic version of Tiazac® (120 mg, 180 mg, 240 mg, 300 mg and 360 mg). The Company has instituted legal proceedings pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Torpharm until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

  Product liability

  Biovail Pharmaceuticals, Inc. ("BPI") has been named in two Complaints alleging personal injuries arising from Plaintiffs' use of Dura-Vent, a product containing PPA and formerly marketed by BPI. The Company believes that these claims are without merit and, in the event these actions proceed further, they will be vigorously defended. These actions have been currently stayed pending the outcome of legal proceedings in a larger class of PPA actions. The Company nevertheless believes that these claims are without merit and, in the event these actions proceed further, they will be vigorously defended.

  Antitrust

  Several class action Complaints have been filed against the Company in which these Plaintiffs have alleged that Biovail has improperly impeded the approval of a generic form of Tiazac. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the position of the Company is that it is not responsible for Andrx Corporation's ("Andrx") inability to receive timely final marketing approval for its generic Tiazac considering that the Andrx product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company.

  The Company has filed its Motion for Summary Judgment seeking to dismiss the consolidated actions.

  Several consumer class action suits have been commenced jointly against the Company, Elan and Teva relating to an agreement between the Company and Elan for the in-licensing of Adalat CC products from Elan. The agreement in question has since been dissolved as a result of a settlement agreement with the FTC. Biovail believes these suits are without merit since the delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part.

  The Company has filed an extensive Motion for the summary dismissal of these actions. The Company believes that these claims are without merit and, in the event these actions proceed further, they will be vigorously defended.

  The Company had received an informal enquiry from the FTC with respect to the Company's acquisition and listing of certain patents relating to its Teveten® and Teveten® HCT products. The FTC has confirmed that it is satisfied with the Company's responses and will not be pursuing further action on this matter.

  Securities Class Actions

  The Company has received notification that a number of Securities Class Action Complaints have been filed naming Biovail and certain officers. The Complaints allege the Defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. More specifically the Complaints allege that Biovail and certain of its officers and directors made materially false and misleading statements during certain specified periods of time.

  The legal process will require an amended and consolidated Complaint to be filed. The Company will, thereupon, consider the appropriateness of filing a Motion for the summary dismissal of this action.

  The Company believes that these claims are without merit and, in the event these actions proceed further, they will be vigorously defended.

  Defamation and tort

  On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action naming as Defendants the Company and certain officers thereof, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants to the Company), in which the Plaintiff has alleged that he was defamed by the Defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities.

  The Company has filed an extensive brief requesting the summary dismissal of this action. A decision of the Court in this regard is pending.

  The Company believes that these claims are without merit and, in the event this action proceeds further, it will be vigorously defended.

  Government investigations

  The Company has received notification from the U.S. Attorney, District of Massachusetts, on behalf of the U.S. Office of the Inspector General ("OIG") of Health and Human Services that a preliminary administrative inquiry has been initiated into the Company's clinical experience and marketing programs related to Cardizem® LA. The Company is providing the OIG its full cooperation in this inquiry.

  The Company has received notification from the SEC indicating that the SEC is conducting an informal inquiry relating to the Company's financial performance for the fiscal year 2003. The Company is providing to the SEC its full cooperation.

  The Company has received requests for information from the Ontario Securities Commission ("OSC") as part of the OSC's continuous disclosure review of public companies. The Company is responding and providing all requested information to the OSC.

  In addition, the Company has received notification that the OSC "is conducting a routine enquiry into the trading of Biovail Corporation" securities prior to the issuance of press releases on October 3, 2003, which provided guidance for the third quarter, and October 30, 2003, which reported the financial results for the third quarter. The Company is providing the OSC its full cooperation.

  Arbitration

  On March 1, 2004, Biovail Laboratories Incorporated ("BLI"), a wholly-owned subsidiary of the Company, began legal proceedings through arbitration against Teva Pharmaceuticals Curacao N.V. ("Teva Curacao").

  These proceedings stem from perceived improprieties by Teva Curacao in calculating the net sales from a basket of generic products exclusively licensed to Teva Curacao, from which BLI and Teva Curacao are to calculate their respective financial entitlements. These perceived improprieties were detected through a formal audit conducted by an independent accounting firm.

  The Company expects these proceedings to be completed within a year from their commencement.

  The outcome of all legal proceedings the Company is involved in, including losses that may result therefrom, cannot be reasonably predicted or foreseen. Accordingly, no provisions for potential losses related to any of these proceedings have been accrued for in these consolidated financial statements.

24.   CONTRACTUAL OBLIGATIONS

  Operating lease commitments

  The Company leases certain facilities, vehicles and equipment under operating leases. Lease payments were approximately $7,800,000, $5,000,000 and $5,200,000 in 2003, 2002 and 2001, respectively.

  Future minimum annual lease commitments under operating leases for the years ending December 31 are approximately as follows:

$
2004	6,400
2005	7,100
2006	4,900
2007	3,400
2008	2,800
Thereafter	13,600

Total minimum lease commitments	38,200

  Contingent milestone payments

  The Company may be required to make the following milestone payments under research and development collaborations with third parties. These payments are primarily contingent on receiving regulatory approval for the products under development and, consequently, do not have defined maturities.

	Third party collaborator	Amount $
Tramadol FT, and four other products	Ethypharm	46,000
Metformin GR	Depomed	25,000
Athpharma products	Athpharma	24,200
Pharma Pass products	PPII	15,985
Colonic Delivery System products	PPII	10,000
Fibrostat	Procyon	7,100
Acyclovir	Flamel	6,500

		134,785

  Purchase obligations

  In connection with the acquisition of Ativan® and Isordil® (as described in note 3 — Acquisitions), Biovail will pay Wyeth a $20,000,000 additional rights payment, increasing at 10% per annum, on the approval by the FDA of the first Ativan® line extension product that may be developed by Biovail.

  In connection with the manufacture and supply of Vasotec® and Vaseretic®, Biovail is obligated to make semi-annual payments to Merck for minimum product quantities (regardless of the actual product supplied). The remaining payments are payable semi-annually, on April 1 and October 1 of each year, in the following gross annual amounts: 2004 — $4,794,000; 2005 — $3,810,000; and 2006 — $3,589,000.

25.   RELATED PARTY TRANSACTIONS

  In June 2001, the Company acquired a corporate aircraft from an entity controlled by Mr. Melnyk for cash consideration of $10,475,000. The exchange amount was established based on comparable market prices for this aircraft at the time of acquisition.

  In March 2001, the Company loaned $600,000 to a former executive officer. This loan is secured by a charge on the former officer's personal residence. This loan does not bear interest until March 1, 2004, and thereafter bears interest at a rate equal to the Company's rate of borrowing. This loan is due on March 31, 2008.

26.   SEGMENTED INFORMATION AND MAJOR CUSTOMERS

  The Company operates in one operating segment — the development and commercialization of pharmaceutical products. Management assesses performance and makes resource decisions based on the consolidated results of operations of this operating segment. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products and, accordingly, they are included with pharmaceutical products for purposes of segment reporting.

  Geographic information

	Revenue(1)			Long-lived assets(2)
	2003 $	2002 $	2001 $	2003 $	2002 $	2001 $
Canada	124,800	62,848	44,705	99,914	75,872	44,139
United States and Puerto Rico	692,853	713,615	528,722	284,665	382,457	354,692
Barbados and other Caribbean	—	9,533	3,448	1,379,278	1,351,042	663,995
Other countries	6,069	2,029	6,388	28,539	27,340	1,249

	823,722	788,025	583,263	1,792,396	1,836,711	1,064,075

  (1)
  Revenue is attributed to countries based on the location of the customer.

  (2)
  Consists of property, plant and equipment, goodwill, intangible and other assets, net of depreciation and amortization. Property, plant and equipment are attributed to countries based on their physical location, goodwill is attributed to countries based on the location of the related acquired business, and intangible and other assets are attributed to countries based on ownership rights.

  Major customers

  The following table identifies external customers accounting for 10% or more of the Company's total revenue:

	Percentage of total revenue
	2003%	2002%	2001%
Customer A	6	12	16
Customer B	13	23	31
Customer C	17	11	9
Customer D	12	9	7
Customer E	11	6	5

27.   COMPARATIVE FIGURES

  Prior to 2003, the Company included foreign exchange gains or losses as a component of selling, general and administrative expenses. In 2003, the Company adopted the presentation of foreign exchange gains or losses as an individual line item below operating income. The reclassification of a foreign exchange gain of $700,000 and a foreign exchange loss of $1,072,000 in 2002 and 2001, respectively, to conform to the presentation adopted in 2003, did not change net income as previously reported in those years.

  Certain other of the prior years' figures have been reclassified to conform to the presentation adopted in 2003.

28.   SUBSEQUENT EVENTS

  BNC-PHARMAPASS

  In January 2004, PPII further reduced its interest in BNC-PHARMAPASS through a withdrawal of cash from BNC-PHARMAPASS. In February 2004, Biovail acquired PPII's remaining interest in BNC-PHARMAPASS for $5,000,000. Biovail and PPII also agreed to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII. The increase in Biovail's share of the fair values of the two remaining products (carvedilol and eprosartan), together with the consideration paid to acquire PPII's remaining interest in BNC-PHARMAPASS, resulted in an additional $8,640,000 capitalized to acquired research and development in the three months ended March 31, 2004.

  Tramadol/Acetaminophen FT

  In February 2004, Biovail acquired Tramadol/Acetaminophen FT from Ethypharm, and the parties agreed to amend certain agreements between them (as described in note 3 — Acquisitions).

  Revolving term credit facility

  In March 2004, Biovail renewed its revolving term credit facility (as described in note 13 — Long-Term Obligations).

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BIOVAIL CORPORATION 2003 ANNUAL REPORT FOR CANADIAN REGULATORY PURPOSES TABLE OF CONTENTS
BIOVAIL CORPORATION 2003 ANNUAL REPORT FOR CANADIAN REGULATORY PURPOSES LETTER TO SHAREHOLDERS
MANAGEMENT REPORT
BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with Canadian generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME (LOSS) In accordance with Canadian generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars, except per share data)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY In accordance with Canadian generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with Canadian generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars)